Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

THE GOLDMAN SACHS GROUP, INC.,

GOLDMAN SACHS BANK USA,

GREENSKY, INC.

and

GREENSKY HOLDINGS, LLC

Dated as of September 14, 2021

i

3.14	Environmental Matters	31
3.15	Intellectual Property	31
3.16	Data Privacy and Technology; Information Security	33
3.17	No Rights Agreement; Anti-Takeover Provisions	33
3.18	Property	34
3.19	Contracts	34
3.20	Insurance	36
3.21	TRA Amendment	37
3.22	Opinion of Financial Advisor	37
3.23	Brokers and Other Advisors	37
3.24	Agreements with Regulatory Agencies	37
3.25	Risk Management Instruments	37
3.26	Related Party Transactions	38
3.27	COVID-19	38
3.28	No Other Representations or Warranties	39

ARTICLE IV Representations and Warranties of Parent

4.1	Organization; Standing	39
4.2	Capital Structure of Parent	40
4.3	Authority; Noncontravention	41
4.4	Governmental Approvals	42
4.5	Parent SEC Documents	43
4.6	Ownership and Operations of Merger Sub 1 and Merger Sub 2	44
4.7	Brokers and Other Advisors	44
4.8	No Other Company Representations or Warranties	44
4.9	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	44
4.10	Information Supplied	45
4.11	Absence of Changes	45
4.12	Legal Proceedings	45
4.13	Compliance with Laws	45
4.14	Ownership of Equity of Company or Holdings	45

ARTICLE V Additional Covenants and Agreements

5.1	Conduct of Business	46
5.2	Solicitation; Change in Recommendation	51
5.3	Efforts	55
5.4	Public Announcements	57
5.5	Access to Information; Confidentiality	58
5.6	Indemnification and Insurance	59

5.7	Employee Matters	61
5.8	Notification of Certain Matters; Stockholder Litigation	63
5.9	Stock Exchange Listing and De-listing	64
5.10	Preparation of the Registration Statement and Proxy Statement; Stockholders’ Meeting; Members’ Consents	64
5.11	Certain Tax Matters	67
5.12	Formation of Merger Sub 1 and Merger Sub 2	68
5.13	Conversion and Onboarding Plan	68
5.14	Treatment of Credit Facility; Warehouse Facility; Standby Facility Commitment Letter	68

ARTICLE VI Conditions to the Mergers

6.1	Conditions to Each Party’s Obligation to Effect the Mergers	69
6.2	Conditions to the Obligations of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2	70
6.3	Conditions to the Obligations of the Company and Holdings	71

ARTICLE VII Termination

7.1	Termination	72
7.2	Effect of Termination	73
7.3	Termination Fee	73

ARTICLE VIII Miscellaneous

8.1	No Survival of Representations and Warranties	75
8.2	Amendment or Supplement	75
8.3	Extension of Time, Waiver, Etc.	75
8.4	Assignment	75
8.5	Counterparts	76
8.6	Entire Agreement; No Third-Party Beneficiaries	76
8.7	Governing Law; Jurisdiction	76
8.8	Specific Enforcement	77
8.9	WAIVER OF JURY TRIAL	77
8.10	Notices	78
8.11	Severability	79
8.12	Definitions	79
8.13	Fees and Expenses	90
8.14	Performance Guaranty	90

8.15	Confidential Supervisory Information	90
8.16	Interpretation	90

Exhibit A	Limited Liability Company Agreement of Surviving LLC 1
Exhibit B	Operating Agreement of Surviving LLC 2

This AGREEMENT AND PLAN OF MERGER, dated as of September 14, 2021 (this “Agreement”), is by and among The Goldman Sachs Group, Inc., a Delaware corporation (“Parent”), Goldman Sachs Bank USA, a bank organized under the laws of the State of New York and a wholly owned Subsidiary of Parent (“Parent Bank” and together with Parent, the “Parent Entities”), GreenSky, Inc., a Delaware corporation (the “Company”), and GreenSky Holdings, LLC, a Georgia limited liability company and a Subsidiary of the Company (“Holdings”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that (a) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), Parent Bank will establish a new wholly owned Subsidiary, which will be a Delaware limited liability company (“Merger Sub 1”), and the Company will be merged with and into Merger Sub 1 (the “Company Merger”), with Merger Sub 1 surviving the Company Merger as a wholly owned subsidiary of Parent Bank, and pursuant to the Company Merger each share of the Class A common stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”) (other than shares of Company Class A Common Stock canceled pursuant to Section 2.1(a)(ii) hereof), will be converted into the right to receive the Merger Consideration, (b) the Company Merger qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code (the “Intended Tax Treatment”) and (c) this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the U.S. Treasury Regulations thereunder;

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Georgia Limited Liability Company Act (“GLLCA”), Parent Bank will establish a new wholly owned Subsidiary, which will be a Georgia limited liability company (“Merger Sub 2”), and Merger Sub 2 will be merged with and into Holdings (the “Holdings Merger” and together with the Company Merger, the “Mergers”), with Holdings surviving the Holdings Merger as a Subsidiary of Parent Bank and Merger Sub 1, and pursuant to the Holdings Merger each common unit of Holdings (the “Common Units”) (other than those Common Units converted pursuant to Section 2.1(b)(ii) hereof) will be converted into the right to receive the Merger Consideration;

WHEREAS, pursuant to the Amended and Restated Certificate of Incorporation of the Company, dated May 22, 2018 (the “Charter”), no consideration may be paid on the Class B common stock, par value $0.001 per share, of the Company (“Company Class B Common Stock” and together with Company Class A Common Stock, “Company Common Stock”) in connection with any merger of the Company, including the Company Merger;

WHEREAS, pursuant to the Charter, if any outstanding shares of Company Class B Common Stock cease to be held by a holder of a corresponding number of Common Units for any reason, such shares of Company Class B Common Stock shall automatically and without further action on the part of the Company or any holder of Company Class B Common Stock be deemed to be transferred to the Company and shall be retired;

WHEREAS, upon consummation of the Holdings Merger, no shares of Company Class B Common Stock will be held by any holder of Common Units (each such holder, a

“Member”) and, accordingly, all shares of Company Class B Common Stock shall automatically be deemed transferred to the Company and shall be retired;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Company Merger, (iii) adopted resolutions recommending that the stockholders of the Company entitled to vote adopt this Agreement (this clause (iii), the “Company Board Recommendation”) and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of the Company entitled to vote for adoption;

WHEREAS, the Board of Directors of the Company, on behalf of the Company in its capacity as manager of Holdings, has (i) authorized and approved the adoption, execution, delivery and performance by Holdings of this Agreement and the consummation of the Transactions, including the Holdings Merger, (ii) directed that this Agreement and the Transactions be submitted to the Members for their authorization and approval and (iii) recommended that the Members authorize and approve this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company will obtain and deliver to the Parent Entities duly executed, true, correct and complete copies of irrevocable written consents (the “Members’ Consent”) of certain Members (the “Consenting Members”), to be effective by their terms immediately following execution thereof, evidencing the Requisite Member Approval;

WHEREAS, the Board of Directors of Parent has (i) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions, including the issuance of the Merger Consideration consisting of shares of Parent’s common stock, par value $0.01 per share (“Parent Common Stock”), on the terms and subject to the conditions set forth in this Agreement, and (ii) declared this Agreement advisable;

WHEREAS, the Board of Directors of Parent Bank has (i) duly authorized and approved the execution, delivery and performance by Parent Bank of this Agreement and the consummation by Parent Bank of the Transactions and (ii) declared this Agreement advisable;

WHEREAS, the Board of Directors of Parent Bank, on behalf of Parent Bank in its capacities as sole member of Merger Sub 1 and sole member of Merger Sub 2, will approve and adopt this Agreement and the consummation by Merger Sub 1 and Merger Sub 2 of the Transactions by written consent immediately following the formation of Merger Sub 1 and Merger Sub 2 in accordance with this Agreement;

WHEREAS, as a requirement of Parent, to induce the Parent Entities to enter into this Agreement, the Tax Receivable Agreement has been amended in accordance with the TRA Amendment, which is effective and binding on all parties to the Tax Receivable Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Parent Entities’ willingness to enter into this Agreement, the Parent Entities and David Zalik (the “Founder”) are entering into a holdback agreement (the “Holdback Agreement”), pursuant to which, among other things, a portion of the Merger Consideration payable to the Founder under this Agreement will be withheld at the Closing and payable in accordance with the terms and upon the conditions of the Holdback Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Parent Entities’ willingness to enter into this Agreement, Parent and certain stockholders of the Company are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to adopt this Agreement, upon the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Company’s willingness to enter into this Agreement, the parties and/or their Affiliates are entering into a commitment letter pursuant to which Parent or an Affiliate thereof will commit to provide a standby loan participation purchase commitment on the terms and conditions described therein (the “Standby Facility Commitment Letter”), under which facility, among other things, Parent or an Affiliate thereof will purchase, from time to time, certain economic participations in loans originated by Bank Partners through the Program; and

WHEREAS, the Company, Holdings, Parent and Parent Bank desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Holdings, Parent and Parent Bank hereby agree as follows:

ARTICLE I

The Merger

1.1          The Mergers.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL and the DLLCA, at the Company Merger Effective Time, the Company shall be merged with and into Merger Sub 1, the separate corporate existence of the Company shall thereupon cease, and Merger Sub 1 shall be the surviving entity in the Company Merger.  Merger Sub 1, as the surviving entity after the Company Merger, is hereinafter referred to as “Surviving LLC 1”.

(b)          Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the GLLCA, at the Holdings Merger Effective Time, Merger Sub 2 shall be merged with and into Holdings, the separate existence of Merger Sub 2 shall thereupon cease, and Holdings shall be the surviving entity in the Holdings Merger. Holdings, as the surviving entity after the Holdings Merger, is hereinafter referred to as “Surviving LLC 2”.

1.2          Closing.  The closing of the Mergers (the “Closing”) shall take place at 8:00 a.m. (New York City time) on the second business day (the “Closing Date”) following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, or on such other date, time or at such place (or by means of remote communication) as agreed to in writing by Parent and the Company.

1.3          Effective Time.

(a)          Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Mergers to be consummated by filing:

(i)          a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and the DLLCA (the “Certificate of Company Merger”), and shall make all other filings (including in connection with Section 1.5(a)), recordings or publications required under the DGCL or the DLLCA in connection with the Company Merger.  The Company Merger shall become effective at the time that the Certificate of Company Merger is duly filed with and accepted by the Secretary of State of the State of Delaware (the “Secretary of State of Delaware”) or at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Company Merger and specified in the Certificate of Company Merger (the time at which the Company Merger becomes effective is herein referred to as the “Company Merger Effective Time”); and

(ii)          articles of merger executed in accordance with, and in such form as is required by, the relevant provisions of the GLLCA (the “Certificate of Holdings Merger”) and shall make all other filings, recordings or publications required under the GLLCA in connection with the Holdings Merger.  The Holdings Merger shall become effective at the time that the Certificate of Holdings Merger is duly filed with and accepted by the Secretary of State of the State of Georgia (the “Secretary of State of Georgia”) or at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Holdings Merger and specified in the Certificate of Holdings Merger (the time at which the Holdings Merger becomes effective is herein referred to as the “Holdings Merger Effective Time” and the time at which both the Holdings Merger and the Company Merger become effective herein is referred to as the “Effective Time”).

1.4          Effects of the Mergers.

(a)          The Company Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the DGCL and the DLLCA, including Section 259 of the DGCL and Section 18-209 of the DLLCA.

(b)          The Holdings Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 11-905(a), of the GLLCA.

1.5          Organizational Documents of Surviving LLC 1.  At the Company Merger Effective Time, (a) pursuant to the Certificate of Company Merger, Surviving LLC 1 shall change its name to “GreenSky Parent, LLC” and the certificate of formation of Merger Sub 1 as in effect immediately prior to the Company Merger Effective Time shall be the certificate of formation of Surviving LLC 1 (except that references to Merger Sub 1’s name shall be replaced by references to “GreenSky Parent, LLC”), and (b) the limited liability company agreement of Merger Sub 1 (which shall be in the form attached hereto as Exhibit A) as in effect immediately prior to the Company Merger Effective Time shall be the limited liability company agreement of Surviving LLC 1 (except, in each case, that references to Merger Sub 1’s name shall be replaced by references to “GreenSky Parent, LLC”), in each case until thereafter amended as provided therein or by applicable Law (and subject to Section 5.6).

1.6          Organizational Documents of Surviving LLC 2.  At the Holdings Merger Effective Time, the articles of organization and the operating agreement of Merger Sub 2 (which shall be in substantially the form attached hereto as Exhibit B) as in effect immediately prior to the Holdings Merger Effective Time shall be the articles of organization and the operating agreement, respectively, of Surviving LLC 2 (except, in each case, that references to Merger Sub 2’s name shall be replaced by references to GreenSky Holdings, LLC and, in the case of the operating agreement, such operating agreement shall be modified to reflect the addition of Surviving LLC 1 as a member of Surviving LLC 2) until thereafter amended as provided therein or by applicable Law (and subject to Section 5.6).

1.7          Managers and Officers of Surviving LLC 1.

(a)          The managers of Merger Sub 1 immediately prior to the Company Merger Effective Time, if any, shall be the managers of Surviving LLC 1 immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of formation and the limited liability company agreement of Surviving LLC 1.

(b)          The officers of Merger Sub 1 immediately prior to the Company Merger Effective Time, if any, shall be the officers of Surviving LLC 1 until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of formation and the limited liability company agreement of Surviving LLC 1.

ARTICLE II

Effect of the Mergers on Equity Interests; Exchange of Certificates;
Equity-Based Awards

2.1          Effect on Equity Interests.

(a)          Effect on Capital Stock.  At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent, Parent Bank, Merger Sub 1 or the holders of any shares of Company Common Stock or any units of limited liability company interests of Merger Sub 1:

(i)          Equity Interests of Merger Sub 1.  All equity interests in Merger Sub 1 issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and exchanged for a number of units of limited liability company interests in Surviving LLC 1 equal to the number of shares of Company Common Stock converted into the Merger Consideration pursuant to Section 2.1(a)(iii), which shall constitute the only issued and outstanding limited liability company interests of Surviving LLC 1 immediately following the Company Merger Effective Time.

(ii)          Cancelation of Certain Shares.  All shares of Company Common Stock that are owned by the Company as treasury shares immediately prior to the Company Merger Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2, in each case, not held on behalf of third parties (including in a fiduciary, custodial, nominee or similar capacity), shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(iii)          Conversion of Company Class A Common Stock.  Each issued and outstanding share of Company Class A Common Stock (other than shares of Company Class A Common Stock to be canceled in accordance with Section 2.1(a)(ii) hereof) shall be converted automatically into and shall thereafter represent only the right to receive 0.03 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”).  As of the Company Merger Effective Time, all such shares of Company Class A Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Company Merger Effective Time represented any such share of Company Class A Common Stock (each, a “Share Certificate”) or non-certificated shares of Company Class A Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, in accordance with the procedures set forth in this Article II.

(iv)          Cancelation of Company Class B Common Stock.  As of the Holdings Merger Effective Time, no shares of Company Class B Common Stock will be held by any holder of Common Units and, pursuant to the Charter, all such shares of Company Class B Common Stock shall be automatically deemed transferred to the Company and shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b)          Effect on Limited Liability Company Interests.  At the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any action on the part of the Company, Holdings, Parent, Parent Bank, Merger Sub 2 or the holders of any Common Units or any limited liability company interests in Merger Sub 2:

(i)          Equity Interests of Merger Sub 2.  All equity interests in Merger Sub 2 issued and outstanding immediately prior to the Holdings Merger Effective Time shall be converted into and become a number of units of limited liability company interests in Surviving LLC 2 equal to the number of Common Units converted into the Merger Consideration pursuant to Section 2.1(b)(iii) of this Agreement.

(ii)          Company Interest in Holdings.  All Common Units that are owned by the Company immediately prior to the Holdings Merger Effective Time shall be converted into and become a number of units of limited liability company interests in Surviving LLC 2 equal to the number of Common Units owned by the Company immediately prior to the Holdings Merger Effective Time.

(iii)          Conversion of Common Units.  Each issued and outstanding Common Unit (other than Common Units to be converted in accordance with Section 2.1(b)(ii)) shall be converted automatically into and shall thereafter represent only the right to receive the Merger Consideration.  As of the Holdings Merger Effective Time, all such Common Units shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Common Unit (other than the Company) immediately prior to the Holdings Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, in accordance with the procedures set forth in this Article II.

2.2          Exchange Matters.

(a)          Exchange Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, in accordance with the procedures set forth in this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company (the “Exchange Agent Agreement”).  At or prior to the Effective Time, Parent shall (i) (A) deposit or cause to be deposited with the Exchange Agent an aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration and (B) authorize the Exchange Agent to issue an aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration and (ii) deposit or cause to be deposited with the Exchange Agent any cash payable in lieu of fractional shares pursuant to Section 2.2(c).  In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, dividends or other distributions, if any, to which the holders of Share Certificates, Book-Entry Shares or Common Units may be entitled pursuant to Section 2.2(d) (the shares of Parent Common Stock and any cash deposited with the Exchange Agent pursuant to this Section 2.2(a), being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.2, any cash included in the Exchange Fund shall be invested by the Exchange Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion or (v)

AAA rated 2A-7 fixed NAV money market funds.  Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make any cash payments contemplated by this Section 2.2 in accordance herewith.  No investment losses resulting from investment of the funds deposited with the Exchange Agent or any return of funds to Parent from the Exchange Fund shall diminish the rights of any holder of Share Certificates, Book-Entry Shares or Common Units to receive the Merger Consideration or any cash payments contemplated by this Section 2.2 as provided herein.  Any interest and other income resulting from such investment (if any) in excess of the aggregate amount of any cash payments payable pursuant to the terms of this Agreement shall be promptly returned to Parent, as determined by Parent, in accordance with the terms and conditions of the Exchange Agent Agreement.

(b)          Payment Procedures.

(i)          As promptly as practicable after the Effective Time (but in no event more than three business days thereafter), Parent shall cause the Exchange Agent to mail to each Person who was, at the Company Merger Effective Time, a holder of Share Certificates (other than Share Certificates representing a share of Company Class A Common Stock to be canceled in accordance with Section 2.1(a)(ii)) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of Share Certificates as provided in Section 2.2(f)) to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (y) instructions for use in effecting the surrender of the Share Certificates to the Exchange Agent.

(ii)          Upon delivery of a letter of transmittal as contemplated in subsection (i) of this Section 2.2(b), duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Exchange Agent), together with surrender of a Share Certificate to the Exchange Agent (or an affidavit of loss in lieu of a Share Certificate as provided in Section 2.2(f)), the holder of such Share Certificate shall be entitled to receive in exchange therefor the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to the provisions of this Article II for each share of Company Class A Common Stock formerly represented by such Share Certificate, and the Share Certificate so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 2.2, each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, as contemplated by this Article II.

(iii)          The Persons who were, at the Effective Time, holders of Book-Entry Shares or Common Units shall not be required to take any action with respect to the exchange of their Book-Entry Shares or Common Units for the Merger Consideration.  With respect to Book-Entry Shares and Common Units not held through the Depository

Trust Company (“DTC”), as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to the holder of record of such Book-Entry Shares or Common Units a statement reflecting the number of whole shares of Parent Common Stock issued to such holder pursuant to Section 2.1(a)(iii) or Section 2.1(b)(iii) (with respect to the Founder, after giving effect to the required withholding of Holdback Shares as provided in Section 2.7) in the name of such holder and a check in the amount (after giving effect to any required withholdings under applicable Tax Law as provided in Section 2.2(i)) of any cash in lieu of fractional shares of Parent Common Stock, and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to Article II, as well as appropriate materials (in a form to be reasonably agreed by the Company and Parent) advising the holder of the completion of the Closing.  With respect to Book-Entry Shares or Common Units held through DTC, Parent, the Company and Holdings shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of Book-Entry Shares or Common Units held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (after giving effect to the required withholding of Holdback Shares as provided in Section 2.7), cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, to be issued or paid pursuant to this Article II.

(iv)          With respect to Share Certificates, if payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article II is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, Parent may cause the Exchange Agent to pay or issue the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and unpaid dividends or other distributions to such Person only if such Share Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.  With respect to Book‑Entry Shares and Common Units, payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article II, shall only be made to the Person in whose name such Book-Entry Shares or Common Units, as applicable, are registered in the stock transfer books of the Company or Holdings, respectively, as of the Effective Time.

(v)          No interest will be paid or accrued on any amount payable for Share Certificates, Book-Entry Shares or Common Units pursuant to this Article II.

(c)          Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Class A Common Stock pursuant to Section 2.1(a)(iii) or Common Units pursuant to Section 2.1(b)(iii).  In lieu of any such fractional shares, each holder of Share Certificates, Book-Entry Shares or Common Units who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.2(c), be entitled under Section 2.1(a)(iii) and Section 2.1(b)(iii), and (b) an amount equal to the average of the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange as reported in the Eastern Edition of The Wall Street Journal on the trading day immediately prior to the Effective Time for five trading days ending on the first business day immediately prior to the Closing Date.  No holder of shares of Company Class A Common Stock or Common Units shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.2(c) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.  The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(d)          Distributions with Respect to Un-surrendered Shares.  All shares of Parent Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock to be issued pursuant to this Agreement.  No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Share Certificate (including in respect of any Book-Entry Shares and Common Units held by such holder) until the Share Certificate (or affidavit of loss in lieu of a Share Certificate as provided in Section 2.2(f)) is surrendered for exchange in accordance with this Article II.  Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for the Share Certificates (and any Book-Entry Shares and Common Units held by such holder) in accordance with this Article II, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender.  Such holder of Book-Entry Shares or Common Units shall be entitled to vote after the Effective Time at any meeting of Parent stockholders with a record date at or after the Effective Time the number of whole shares of Parent Common Stock into which the shares represented by such Book-Entry Shares or Common Units have been exchanged pursuant to this Agreement, regardless of whether such holder has exchanged its Share Certificates.

(e)          Transfer Books; No Further Ownership Rights.  The Merger Consideration issued or paid in respect of the equity interests of the Company and Holdings in accordance with the terms of this Article II shall be deemed to have been issued or paid in full satisfaction of all ownership rights in such equity interests, and at the Effective Time, the transfer books of the Company and Holdings, as applicable, shall be closed and thereafter there shall be no further registration of transfers on the transfer books of Surviving LLC 1 or Surviving LLC 2 of the equity interests of the Company and Holdings, as applicable, that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of the equity interests of the Company and Holdings outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares or units, as applicable, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.2(g), if, at any time after the Effective Time, Share Certificates, Book-Entry Shares or Common Units are presented to Surviving LLC 1 or Surviving LLC 2, as applicable, for any reason, they shall be canceled and exchanged as provided in this Article II.

(f)          Lost, Stolen or Destroyed Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Surviving LLC 1, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, to be issued or paid in respect of the share of Company Class A Common Stock formerly represented by such Share Certificate as contemplated by this Article II.

(g)          Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not been disbursed to holders of Share Certificates, Book-Entry Shares or Common Units, and thereafter such holders shall be entitled to look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to the provisions of this Article II.  Notwithstanding the foregoing, any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(h)          No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, Surviving LLC 1, Surviving LLC 2 or the Exchange Agent shall be liable to any Person for Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article II, properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(i)          Withholding.  Each of Parent, Parent Bank, Merger Sub 1, Merger Sub 2, the Company, Holdings, Surviving LLC 1, Surviving LLC 2 and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law.  To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.3          Equity-Based Awards.

(a)          Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) outstanding immediately prior to the Company Merger Effective Time, whether vested or unvested, shall, as of the Company Merger Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Company Merger Effective Time and (ii) the excess, if any, of (A) the Merger Consideration Value (or, if such Company Stock Option is subject to a cap on the value received upon the exercise of the Company Stock Option, the amount of such cap, if less than the Merger Consideration Value) over (B) the per share exercise price of such Company Stock Option; provided that (i) such lump-sum shall be reduced by any applicable withholding taxes in accordance with Section 2.4 and (ii) any such Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration Value shall be canceled for no consideration.

(b)          Each share of Company Common Stock subject to forfeiture conditions (each, a “Company Restricted Share”) granted prior to the date of this Agreement and outstanding immediately prior to the Company Merger Effective Time (other than Company Restricted Shares covered by an agreement between Parent and the applicable holder pursuant to which such holder has agreed that this Section 2.3(b) shall not apply to such Company Restricted Shares) shall vest in full as of immediately prior to the Company Merger Effective Time and shall be treated the same as other shares of Company Common Stock in accordance with Section 2.1(a)(iii), subject to Section 2.4.

(c)          Each Company Restricted Share granted on or following the date of this Agreement and outstanding immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, be cancelled and substituted with an award of a number of whole shares of Parent Common Stock subject to vesting or other transfer restrictions (the “Parent Restricted Shares”) (rounded up to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock covered by such Company Restricted Share as of immediately prior to the Company Merger Effective Time and (ii) the Exchange Ratio.  Except as otherwise provided in this Section 2.3(c), each such Company Restricted Share cancelled and substituted with a Parent Restricted Share pursuant to this Section 2.3(c) shall have, and shall be subject to, equivalent terms and conditions (including the right to receive dividends and vesting terms, after giving effect to any “change in control” post-termination protections under the Equity Plans or award agreement; provided that Parent may accelerate the vesting of any substituted award so that it will vest on a regularly scheduled vesting date for Parent Restricted Share awards that will be no later than the original vesting schedule) as applied to the corresponding Company Restricted Share as of immediately prior to the Effective Time.

(d)          Each Common Unit subject to forfeiture conditions (each a “Restricted Unit”) outstanding immediately prior to the Holdings Merger Effective Time shall vest in full as of immediately prior to the Holdings Merger Effective Time, shall be treated the same as other Common Units in accordance with Section 2.1(b)(iii) and the holder thereof shall be entitled to receive any previously declared distributions to Members that have been held back pending vesting of the applicable Common Unit, subject to Section 2.4.

(e)          Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Equity Plans) shall adopt such resolutions and take such other actions as may be required to provide for the treatment of the Equity-Based Awards as contemplated by this Section 2.3.

(f)          If registration of the shares of Parent Common Stock issuable under Section 2.3(b) is required under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), on the Closing Date, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form), or utilize a previously filed and currently effective form, with respect to such shares of Parent Common Stock.

2.4          Payments with Respect to Equity-Based Awards.  Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Equity-Based Award and each Common Unit that was granted as compensation and, in each case, with respect to which Surviving LLC 1 or Surviving LLC 2 or any of their respective Subsidiaries has a Tax withholding obligation, other than the Equity-Based Awards covered by Section 2.3(c), shall be paid promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than five business days after the Effective Time), by Surviving LLC 1 or Surviving LLC 2 or any of their applicable Subsidiaries through their payroll systems, less applicable Tax withholdings, to the holders of the Equity-Based Awards, and all amounts payable pursuant to this Article II in respect of all other Equity-Based Awards, other than the Equity-Based Awards covered by Section 2.3(c), shall be paid in accordance with Section 2.2; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code (“Section 409A”), such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

2.5          Adjustments.  If between the date hereof and the Company Merger Effective Time or the Holdings Merger Effective Time, as applicable, the outstanding shares of Company Class A Common Stock or Common Units, respectively, shall have been changed into a different number of shares, units or a different class or there is a change in the number of issued and outstanding shares of Parent Common Stock, in each case, by reason of the occurrence or record date of any stock or unit split, reverse share or unit split, dividend or distribution (including any dividend or other distribution of securities convertible into shares of Company Class A Common Stock, Common Units or Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or units or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock or unit split, reverse share or unit split, dividend or distribution (including any dividend or other distribution of securities convertible into shares of Company Class A Common Stock, Common Units or Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or units or other like change; provided, however, that nothing in this Section 2.5 shall be construed to permit the Company, Holdings or Parent to take any action otherwise prohibited by this Agreement.

2.6          No Appraisal or Dissenters’ Rights.

(a)          In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights shall be available to the holders of Company Class A Common Stock in connection with the Company Merger.

(b)          In accordance with the operating agreement of Holdings, as amended, and the applicable provisions of the GLLCA, no appraisal or dissenters’ rights shall be available to the holders of Common Units in connection with the Holdings Merger.

2.7          Holdback Shares.  Notwithstanding anything to the contrary in the other provisions of this Agreement, Parent shall withhold (or shall cause to be withheld) from the shares of Parent Common Stock to be issued to the Founder pursuant to Section 2.1(b)(iii) at the Holdings Merger Effective Time the number of shares of Parent Common Stock (the “Holdback Shares”) specified by the terms of the Holdback Agreement pursuant to the terms and conditions set forth therein and the Founder shall be entitled to receive the Holdback Shares to be issued to the Founder pursuant to this Agreement as provided for and in accordance with the terms set forth in the Holdback Agreement.

ARTICLE III

Representations and Warranties of the Company and Holdings

The Company and Holdings represent and warrant to Parent and Parent Bank that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Company and publicly available prior to the execution of this Agreement (the “Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward-looking and cautionary in nature) in any such Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents:

3.1          Organization; Standing.

(a)          The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  True, correct and complete copies of the Company Charter Documents are included in the Filed SEC Documents.

(b)          Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  A true, correct and complete copy of the Holdings Operating Agreement is included in the Filed SEC Documents.

(c)          Each of the Company and Holdings is duly licensed or qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law)  in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2          Capitalization.

(a)          The authorized shares of the Company consist of 300,000,000 shares of Company Class A Common Stock, par value $0.01 per share, 200,000,000 shares of Company Class B Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”).  At the close of business on September 8, 2021 (the “Capitalization Date”), (i) 81,043,360.77 shares of Company Class A Common Stock were issued and outstanding (including 5,221,554.77 Company Restricted Shares), (ii) 14,435,336 shares of Company Class A Common Stock were reserved and available for issuance pursuant to the Equity Plans of which amount 2,691,326 shares of Company Class A Common Stock were subject to outstanding Company Stock Options, (iii) 103,243,669.46 shares of Company Class B Common Stock were issued and outstanding, and (iv) no Company Preferred Shares were issued or outstanding.  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities (as defined below) or incurred any obligation to make any payments based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company, other than, in each case, pursuant to the Exchange Documents, the vesting or settlement of Company Restricted Shares, the exercise of Company Stock Options or the forfeiture or withholding of Taxes with respect to Company Stock Options or Company Restricted Shares.

(b)          Except as described in this Section 3.2 and the Exchange Documents, as of the Capitalization Date, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Other than the Exchange Documents, there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Company Stock Options or Company Restricted Shares), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal, options, warrants, conversion rights, stock appreciation rights, redemption rights or similar rights with respect to any Company Securities.  Except as required by the Exchange Documents, no direct or indirect Subsidiary of the Company owns any Company Common Stock.  Other than the Exchange Documents, none of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c)          The Company has made available to Parent a true, correct and complete listing of all outstanding Equity-Based Awards as of the Capitalization Date setting forth, as of the Capitalization Date, the number of shares of Company Common Stock or Common Units, as applicable, subject to each Equity-Based Award and the holder’s current or former Company identification number (if applicable) or name (if not a current or former employee), grant date, vesting schedule, exercise price (if any) and amount of any related unpaid previously declared distributions with respect to each such award, as applicable.

(d)          As of the Capitalization Date, 184,287,030.23 Common Units (including 302,059.78 Restricted Units) were issued and outstanding, 81,043,360.77 of which were owned directly by the Company.  All Common Units owned by the Company are owned free and clear of any Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interest) or transfer restrictions contained in the Holdings Operating Agreement.  There are no equity interests of Holdings issued and outstanding other than the Common Units.  The Company has made available to Parent a true, complete and correct list of all holders of Common Units and the number of Common Units held by such holders, in each case, as of the Capitalization Date, including a list separately identifying any Common Unit that was granted as compensation and with respect to which Surviving LLC 1, Surviving LLC 2 or any of their respective Subsidiaries has a Tax withholding obligation.

(e)          Except as described in this Section 3.2 and the Exchange Documents, as of the Capitalization Date, there are (i) no outstanding equity or voting interests in Holdings, (ii) no outstanding securities of Holdings convertible into or exchangeable for equity or voting interests in Holdings, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Holdings, or that obligate Holdings to issue, any equity or voting interests in, or any securities convertible into or exchangeable for equity or voting interests in Holdings, (iv) no obligations of Holdings to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any equity or voting interests in Holdings (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Holdings Securities”) and (v) no other obligations by Holdings to make any payments based on the price or value of any Holdings Securities.  Other than the Exchange Documents, there are no outstanding agreements of any kind which obligate Holdings to repurchase, redeem or otherwise acquire any Holdings Securities (other than pursuant to the withholding of Taxes with respect to Restricted Units), or obligate Holdings to grant, extend or enter into any such agreements relating to any Holdings Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Holdings Securities.  No direct or indirect Subsidiary of Holdings owns any Common Units.  Other than the Exchange Documents, Holdings is not a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Holdings Securities or any other agreement relating to the disposition, voting or distributions with respect to any Holdings Securities.  All outstanding Common Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(f)          Except with respect to Holdings, all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company or a Subsidiary of the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company or a Subsidiary of the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary, except for obligations under the Exchange Documents.  Section 3.2(f) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company.  Except for the Subsidiaries of the Company, the Company does not control (within in the meaning of the Bank Holding Company Act of 1956) more than 5% of any class of voting securities of any other Person.

3.3          Authority; Noncontravention.

(a)          The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.14 are true and correct and, subject to the receipt of the Required Equityholder Approvals, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.14 are true and correct, the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Company Merger with the Secretary of State of Delaware pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Company Merger and the other Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)          The Board of Directors of the Company, at a meeting duly called and held, (i) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Company Merger, (iii) adopted resolutions making the Company Board Recommendation, which resolutions have not, except after the date hereof as permitted by Section 5.2, been subsequently withdrawn or modified in a manner adverse to the Parent Entities, and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of the Company entitled to vote for adoption.

(c)          Assuming the representations and warranties set forth in Section 4.14 are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the voting power of outstanding shares of Company Common Stock entitled to vote thereon, voting together as a single class (the “Company Stockholder Approval”) at the Company Stockholders’ Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of shares of the Company necessary to adopt this Agreement and the Company Merger.

(d)          Assuming the representations and warranties set forth in Section 4.14 are true and correct, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Required Equityholder Approvals, conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Required Equityholder Approvals are obtained prior to the Effective Time and the filings referred to in Section 3.5 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (y) with or without notice, lapse of time or both, result in a violation or breach of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any

Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (including any amendments, supplements, exhibits or side letters thereto) (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or (z) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation by the Company or Holdings of the Transactions.

(e)          Holdings has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Holdings of this Agreement, and, subject to the receipt of the Requisite Member Approval, the consummation by it of the Transactions, have been duly authorized by all necessary limited liability company action on the part of Holdings and, except for obtaining the Requisite Member Approval and filing the Certificate of Holdings Merger with the Secretary of State of Georgia pursuant to the GLLCA, no other limited liability company action on the part of Holdings is necessary to authorize the execution, delivery and performance by Holdings of this Agreement and the consummation by it of the Holdings Merger and the other Transactions.  This Agreement has been duly executed and delivered by Holdings and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(f)          The Board of Directors of the Company, on behalf of the Company in its capacity as the manager of Holdings, has (i) authorized and approved the adoption, execution, delivery and performance by Holdings of this Agreement and the consummation by Holdings of the Transactions, (ii) directed that this Agreement be submitted to the Members for their authorization and approval and (iii) recommended that the Members authorize and approve this Agreement and the consummation by Holdings of the Transactions, which recommendation has not been subsequently rescinded, modified or withdrawn.

(g)          Assuming the representations and warranties in Section 4.14 are true and correct, the affirmative vote (in person or by written consent) of the Members holding a majority of the outstanding Common Units (the “Requisite Member Approval” and together with the Company Stockholder Approval, the “Required Equityholder Approvals”), is the only vote of the holders of any equity interests of Holdings necessary to authorize and approve this Agreement and the Holdings Merger.  The Consenting Members are the record and beneficial owners of, in the aggregate, Common Units entitled to vote on the adoption of this Agreement constituting the Requisite Member Approval.

(h)          Assuming the representations and warranties in Section 4.14 are true and correct, neither the execution and delivery of this Agreement by Holdings, nor the consummation by Holdings of the Transactions, nor performance or compliance by Holdings with any of the terms or provisions hereof, will (i) subject to receipt of the Requisite Member Approval, conflict with or violate any provision (A) of the Holdings Operating Agreement or the articles of organization of Holdings or (B) of the similar organizational documents of any of the Holdings’ Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Requisite Member Approval are obtained prior to the Effective Time and the filings referred to in Section 3.5 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Holdings or any of its Subsidiaries, (y) violate or constitute a default under any of the terms or provisions of Contract to which Holdings or any of its Subsidiaries is a party or accelerate Holdings’ or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (z) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of Holdings or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation by the Company or Holdings of the Transactions.

3.4          Holding Company.  Holdings is a holding company and does not have any material liabilities (other than liabilities arising under the Credit Facility, the Tax Receivable Agreement and customary parent guarantees of a Subsidiary’s obligations under certain agreements), own any material assets (other than cash and cash equivalents and the equity interests of its Subsidiaries) or engage in any operations or business (other than the ownership of capital stock of its Subsidiaries and all activities incidental thereto) other than as required for compliance with this Agreement, the Credit Facility, the Tax Receivable Agreement and such parent guarantees or other than non-material activities, liabilities or assets that are incidental to holding such equity interests.

3.5          Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Registration Statement and the Proxy Statement, (b) compliance with the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”) and the New York Stock Exchange, Inc. (“NYSE”), (c) the filing of the Certificate of Company Merger with the Secretary of State of Delaware pursuant to the DGCL and the Certificate of Holdings Merger with the Secretary of State of Georgia pursuant to the GLLCA and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries are qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, (e) the consents, approvals, authorizations, filings, registrations or notifications set forth in Section 3.5 of the Company Disclosure Letter and (f) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company and Holdings, the performance by the Company and Holdings of their obligations hereunder and the consummation by the Company and Holdings of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation by the Company or Holdings of the Transactions.

3.6          Company SEC Documents; Undisclosed Liabilities.

(a)          The Company has filed or furnished, as applicable, on a timely basis, with the SEC all material reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2019 (the reports, schedules, forms, statements and other documents filed or furnished to the SEC since January 1, 2019 and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments).

(c)          Neither the Company nor any of its Subsidiaries has any liabilities of a type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2021 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)          The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by

Rule 13a-15 under the Exchange Act.  As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(e)          As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of an ongoing SEC review.  The Company has made available to Parent true, correct and copies of all material written correspondence between the SEC, on one hand, and the Company, on the other hand, since January 1, 2019, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(f)          The Company is in compliance in all material respects with all listing requirements of NASDAQ.

(g)          Neither the Company nor any of its Subsidiaries is party to or has any commitment to become party to (A) any securitization transaction or “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in the case of each of clause (A) and clause (B), where the result, purpose or effect of such transaction, commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents.

(h)          Since January 1, 2019 to the date of this Agreement, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2019, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of the Company or any of its Subsidiaries or attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws or breach of fiduciary duty by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any

Subsidiary of the Company or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company or any of its Subsidiaries.

3.7          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company or Holdings for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time the Registration Statement is declared effective by the SEC and, in the case of the Proxy Statement, at the time the Proxy Statement is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Securities Act.  Notwithstanding the foregoing, the Company and Holdings make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Parent Bank or any of their Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement.

3.8          Absence of Certain Changes.

(a)          Since the Balance Sheet Date, through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business; and

(b)          Since the Balance Sheet Date, there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.9          Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries or any of their directors or executive officers in their capacities as such, including under any applicable Consumer Protection Laws, or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or any of their directors or executive officers in their capacities as such.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, there is no pending or threatened Action against, or outstanding Judgment imposed on, any Bank Partner pertaining to such Bank Partner’s relationship with the Company or any of its Subsidiaries. This Section 3.9 does not relate to Tax matters or environmental matters.

3.10          Compliance with Laws; Permits.

(a)          The Company and each of its Subsidiaries are, and have been since December 31, 2017, in compliance with all state, federal, local or foreign laws, statutes, ordinances, codes, rules, regulations or principles of common law  (“Laws”), including all applicable Consumer Protection Laws, or Judgments, applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, approvals, charters and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  To the Knowledge of the Company, no suspension or cancelation of any such Permit is threatened.  This Section 3.10 does not relate to Tax matters, employee benefits matters, labor matters or environmental matters.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of the Company’s and its Subsidiaries’ other agents acting on its or their behalf are, and have been since January 1, 2019, in compliance with the Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any rules and regulations promulgated thereunder, and without limiting the foregoing, have not (i) used any funds of the Company or any of its Subsidiaries for contributions, gifts, entertainment or other expenses relating to political activity, (ii) made any payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) established or maintained any fund of monies or other assets of the Company or any of its Subsidiaries, (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (v) made any bribe, rebate, payoff, influence payment, kickback or other payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, in each case, in violation of the FCPA or any other applicable anti-bribery or anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company, its Subsidiaries, any of the Company’s or its Subsidiaries’ directors, officers or employees or, to the Knowledge of the Company, any of its and their other agents acting on its or their behalf, are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.  The Company and its Subsidiaries do not engage in business or other activities outside of the United States.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity have been in compliance with all anti-money laundering and financial recordkeeping and reporting Laws to which it is subject, including the related rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”).  No Action by or before any Governmental Authority involving the Company or any of its Subsidiaries (or, in respect of the dealings of the Company or any of its Subsidiaries, involving any its officers, directors or employees) with respect to the Anti-Money Laundering Laws is pending, or, to the Knowledge of the Company, threatened.

(d)          The Company and its Subsidiaries are, and have been since December 31, 2017,  in compliance in all material respects with and, to the extent that the Company and its Subsidiaries conduct activity pursuant to a loan origination or servicing Contract with a Bank Partner, have conducted such activity in a manner that is designed to ensure that such Bank Partner would be in compliance in all material respects with, all applicable Consumer Protection Laws, including Laws related to consumer brokering, lending or leasing, servicing, discriminatory lending, holding consumer assets, processing consumer payments, enforcing consumer loan documents, consumer advertising and disclosures, and unfair, deceptive, or abusive acts or practices.  As of the date of this Agreement, no claims have been asserted or threatened in writing against the Company or any of its Subsidiaries (i) by any Governmental Authority or Bank Partner alleging any material violation of any Person’s rights under any such Consumer Protection Laws or (ii) by any other Person alleging any violation of any Person’s rights under any such Consumer Protection Laws, except, in the case of this subclause (ii), any such violations as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)          The Company and its Subsidiaries maintain written consumer compliance programs designed to ensure compliance with applicable Consumer Protection Laws, including with respect to employee training.  The Company has delivered or made available to Parent true and complete copies of all such written consumer compliance policies and procedures that are material to the Company and its Subsidiaries.

(f)          To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority for a material violation of any applicable Consumer Protection Laws, and, as of the date of this Agreement, there are no material Actions pending or threatened in writing against the Company or any of its Subsidiaries (whether by a Governmental Authority or any other party) relating to compliance with applicable Consumer Protection Laws by the Company or any third parties acting on its behalf.

(g)          Except for routine examinations conducted by a Governmental Authority in the regular course of the business of the Company, no Governmental Authority has initiated any material proceeding or, to the Knowledge of the Company, material investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2019 to the date of this Agreement.  There is no unresolved material violation asserted by any Governmental Authority with respect to any report or statement relating to any examinations of the Company and its Subsidiaries other than as disclosed in Section 3.10(h) of the Company Disclosure Letter.

(h)          The Company and its Subsidiaries have complied in all material respects with the CFPB Consent Order since issued.

3.11          Tax Matters.

(a)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all U.S. federal income and other material Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b)          All material amounts of Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, and all material amounts of Taxes that the Company or any of its Subsidiaries is or was required by applicable Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Authority.  The Company and each of its Subsidiaries has properly reserved or accrued, in accordance with GAAP, all material amounts of Taxes not yet due and payable.

(c)          There are no material Liens (other than Permitted Liens) for Taxes upon any of the assets of the Company or any of its Subsidiaries.

(d)          As of the date of this Agreement, there are no material audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes that are pending or, to the Company’s Knowledge, threatened in writing, and no material deficiency with respect to Taxes has been asserted in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn.

(e)          As of the date of this Agreement, there are no pending written claims by any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction.

(f)          Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)          Neither the Company nor any of its Subsidiaries has been a member of an affiliated group with which it has filed (or been required to file) a consolidated, combined, unitary or similar Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise (other than any contract described in clause (h)(i)–(h)(iv) of this Section 3.11).

(h)          Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing, indemnity, allocation or similar Contract other than (i) Contracts solely among the Company and its Subsidiaries, (ii) the Tax Receivable Agreement, (iii) the Holdings Operating Agreement, and (iv) customary Tax indemnification provisions in any Contract that is entered into in the ordinary course of business and the primary purpose of which is not Taxes.

(i)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), and there has been no request by any Governmental Authority to execute such a waiver or extension.

(j)          There are no private letter rulings, closing agreements, gain recognition agreements or similar agreements or rulings that have been entered into or issued by any Governmental Authority in respect of any Tax matters with respect to the Company or any of its Subsidiaries.

(k)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting (or the use of an incorrect method of accounting, other than as a result of a change in Law after the date of this Agreement) with respect to a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any similar provision of any state, local or non-U.S. Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) any intercompany transaction or excess loss account that occurred before the Closing Date described in Section 1502 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or non-U.S. Law), or (v) any election pursuant to Section 108(i) or 965(h) of the Code (or any comparable or similar provision of state, local or non-U.S. Law) made with respect to any taxable period ending on or prior to the Closing Date.

(l)          Neither the Company nor any of its Subsidiaries is engaged in or has ever been engaged in a trade or business through a “permanent establishment” within the meaning of an applicable income Tax treaty or otherwise has an office or fixed place of business in any country other than the United States.

(m)          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011‑4(b)(2) (or any similar provision of any state, local or non-U.S. Law).

(n)          None of the Company’s Subsidiaries (other than GreenSky Management Company, LLC) is treated as an association taxable as a corporation for U.S. federal income Tax purposes, and none of Holdings’ Subsidiaries (other than GreenSky Management Company, LLC) has ever been treated as an association taxable as a corporation for U.S. federal income Tax purposes.  The current entity classifications of each of the Company’s Subsidiaries for U.S. federal income Tax purposes are set forth in Section 3.11(n) of the Company Disclosure Letter.

(o)          Each of Holdings and any Company Subsidiary that is treated as a partnership for U.S. federal income Tax purposes (such subsidiaries, “Partnership Subsidiaries”)

has made a valid election under Section 754 of the Code, which election will be effective for the taxable period that includes the Closing Date.

(p)          Neither Holdings nor any of the Partnership Subsidiaries is or has ever been treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code.  As of the date of this Agreement, the Company has made available to Parent all information that has been reasonably requested by Parent for Parent to determine that neither Holdings nor any of the Partnership Subsidiaries is or has ever been treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code.

(q)          No election has been made with respect to Holdings or any of the Partnership Subsidiaries to apply Subchapter C of Chapter 63 of the Code to any taxable year beginning before January 1, 2018, and no similar election has been made with respect to Holdings or any such Subsidiaries of the Company under any similar provisions of state or local Law.

3.12          Employee Benefits.

(a)          Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, (ii) the most recent annual report on Form 5500 filed with the IRS and the most recent actuarial valuation or similar report, (iii) each insurance or group annuity contract, related trust documents or other funding vehicle, and (iv) all material non-routine correspondence to or from any Governmental Authority received in the last three years with respect to such Company Plan.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable.  Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status.  There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, which could reasonably be expected to result in any material liability to the Company or its Subsidiaries.

(c)          Neither the Company, nor any Commonly Controlled Entity maintains, sponsors or contributes to, nor does it have any liability or obligation with respect to, (i) any plan that is subject to Title IV of ERISA or Section 412 or 302 of the Code, (ii) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or (iii) a “multiple employer plan”

(as defined in Section 412(c) of the Code), and the Company, each of its Subsidiaries and each Commonly Controlled Entity has not, within the past six years, sponsored, maintained or contributed to, or had an obligation to sponsor, maintain or contribute to, such an employee benefit plan.

(d)          No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than benefits or coverage (i) required to be provided under Part 6 of Title I of ERISA, or Section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by the recipient (or any of their beneficiaries).

(e)          Except as set forth in Section 3.12(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) result in any payment becoming due to any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due to any director, officer or employee of the Company or any of its Subsidiaries under any material Company Plan, (iii) cause the Company or Holdings to transfer or set aside any assets to fund any benefits under any material Company Plan, (iv) otherwise give rise to any material liability under any Company Plan or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(f)          Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount to any “disqualified individual” as defined in Section 280G of the Code and regulations promulgated thereunder, that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g)          Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties, including those incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h)          No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or its Subsidiaries who reside or work outside the United States.

(i)          Each Equity-Based Award (1) was granted in all material respects in compliance with all applicable Laws and all of the terms and conditions of the Equity Plans pursuant to which it was issued, (2) has a grant date identical to the date on which such Equity-Based Award was actually awarded, and (3) qualifies for the Tax and accounting treatment afforded to such Equity-Based Award in the Company’s Tax Returns and the reports and documents required to be filed or furnished by the Company with the SEC pursuant to the Exchange Act or the Securities Act, respectively.  Each Company Stock Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and does not trigger liability for the holder thereof under Section 409A of the Code.

3.13          Labor Matters.

(a)          No employees of the Company or any of its Subsidiaries are represented by any labor or trade union, works council, employee association or other employee representative.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or trade union, works council, employee association or other employee representative and, as of the date of this Agreement, no such agreements are being negotiated.  To the Knowledge of the Company, no demand for recognition as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries has been made or threatened by or on behalf of any labor union, works council or similar organization.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, as of the date of this Agreement there are no other activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or its Subsidiaries.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, from January 1, 2019 until the date of this Agreement, there were no strikes, lockouts, slowdowns, work stoppages, picketing or any other manner of collective labor unrest among the employees of the Company or its Subsidiaries and, during that time, to the Company’s Knowledge, no such actions were threatened.

(b)          As of July 29, 2021, the Company and its Subsidiaries employ 1,045 full-time employees and four part-time employees (excluding temporary interns) (the “Company Employees”).  The Company has provided Parent with a true and complete list of each of the Company Employees, as of such date, that includes, with respect to each Company Employee, information concerning the respective dates of hire or engagement, job locations, salaries or fees, wages, cash incentive compensation opportunity, Fair Labor Standards Act status and leave status (i.e., whether such Company Employee is actively employed or on an approved leave of absence), in each case with respect to the most recently completed fiscal year.

(c)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries are, and have been since January 1, 2019, in compliance with all applicable state and federal equal employment opportunity laws and with other Laws relating to labor and employment matters, including occupational safety and health standards, workplace safety, terms and conditions of employment, wages and hours, classification for employees, consultants and independent contractors, employment equality, human rights, pay equity and workers’ compensation and assessments, vacation pay, overtime pay, notice of termination, immigration, employee privacy, family, medical and other leaves, nondiscrimination, nonharassment and nonretaliation in employment, (ii) all individuals who have provided or are providing services of any kind to the Company and its Subsidiaries are correctly classified as either being an employee or an independent contractor and if classified as an employee are correctly classified as being exempt or non-exempt from overtime under applicable foreign, federal, state, and local laws, (iii) the Company and its Subsidiaries have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from Company Employees and are not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing, and (iv) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund with respect to unemployment compensation, benefits, social security or other benefits or obligations for employees.

3.14          Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since January 1, 2019, in compliance with all applicable Laws relating to pollution or the protection of the environment or natural resources (“Environmental Laws”), and the Company has not received any written notice since January 1, 2019 alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, (c) there is no Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.

3.15          Intellectual Property.

(a)          Section 3.15(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all Registered Company Intellectual Property, indicating for each such asset the record owner, registration or application number, registration or application date, and the applicable filing jurisdiction (or in the case of an internet domain name, the applicable domain name registrant).  The Company and its Subsidiaries exclusively own all of the Owned Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).  All of the material Owned Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)          To the Knowledge of the Company, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property material to or reasonably necessary to conduct the business of the Company and its Subsidiaries (including the Program) as conducted as of the date hereof; provided that nothing in this Section 3.15(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property.

(c)          The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, to maintain and protect the proprietary nature of the Owned Company Intellectual Property and to maintain and safeguard the confidentiality of their material trade secrets, proprietary source code and confidential information (including by entering into appropriate confidentiality agreements with employees with access to any such Owned Company Intellectual Property or material trade secrets, proprietary source code or confidential information).  To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ material trade secrets, proprietary source code or confidential information have, since January 1, 2019 been disclosed or delivered to, or accessed by, any Person except pursuant to valid and enforceable non-disclosure agreements protecting the confidentiality thereof (or disclosures to the Company’s advisors who are subject to duties of confidentiality with respect to such information), which agreements, to the Knowledge of the Company, have not been breached in any material respect.

(d)          To the Knowledge of the Company, all current and former employees and third-party contractors of the Company or any of its Subsidiaries who have developed any material Intellectual Property within the scope of their employment or work for or on behalf of the Company or any of its Subsidiaries have entered into binding and appropriate assignment agreements presently and irrevocably assigning all of their right, title and interest in any such Intellectual Property to the Company or its Subsidiaries, as applicable.

(e)          No adverse third-party Actions are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any material Owned Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(f)          To the Knowledge of the Company, since January 1, 2019 (i) no Person has infringed, misappropriated or otherwise violated any Intellectual Property of the Company or any of its Subsidiaries in any material respect, and (ii) neither the operation of the business of the Company and its Subsidiaries, nor the provision, development, distribution, sale or use of any of their products or services, has violated, misappropriated or infringed the Intellectual Property of any other Person in a manner that has caused, or would reasonably be expected to cause, material liability or business disruption.

(g)          To the Knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with all requirements of the licenses for any Open Source Software included or incorporated in or linked to any Company Software or Owned Company Intellectual Property; and, to the Knowledge of the Company, none of the Company Software is used, modified or distributed in a manner that triggers an obligation, under any license for Open Source Software, requiring that any material portion of Company Software must be licensed, distributed or otherwise made available (i) in source code form, or (ii) under terms that permit redistribution, reverse engineering, modification or the creation of derivative works or other modification of such Software.

(h)          To the Knowledge of the Company, (i) no Company Software has been delivered, provided, or otherwise made available in source code format under escrow or similar arrangement, or to any escrow agent, and (ii) there are no facts or circumstances that require or would reasonably be expected to require that any material Company Software be released in source code format to any third party under any such escrow arrangement.

3.16          Data Privacy and Technology; Information Security.

(a)          Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, the Company and its Subsidiaries are, and at all times since December 31, 2017 through the date of this Agreement have been, in compliance with all of their applicable contractual obligations and with all applicable Laws, in each case, regarding data privacy or Personal Information, including with respect to the collection, storage, processing, dissemination, combination, transfer (including cross-border transfer), disclosure and use of Personal Information (collectively, “Privacy Obligations”).  The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, designed to ensure the confidentiality, privacy and security of customer, employee and other Personal Information.  To the Knowledge of the Company, since December 31, 2017, no Person (i) has gained unauthorized access to or misused any Personal Information in a manner that, individually or in the aggregate, has resulted in or would reasonably expected to result in a Material Adverse Effect or an obligation to notify any Governmental Authority; or (ii) alleged in writing that the Company or any of its Subsidiaries have breached any of their respective Privacy Obligations in any material respect.

(b)          Except as has not resulted in, and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2019, the IT Assets used in the business of the Company and its Subsidiaries have operated and performed in all respects as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries.  To the Knowledge of the Company, since January 1, 2019, no third party has gained unauthorized access to or misused any IT Assets used in the operation of the businesses of the Company or any of its Subsidiaries, in each case, in a manner that has resulted or is reasonably likely to result in liability, cost or disruption that would be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, designed to protect their products, services and IT Assets from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, software, data or other materials (“Malicious Code”).  To the Knowledge of the Company, the IT Assets used by the Company or any of its Subsidiaries, including the Company Software, (i) are as of the date of this Agreement free from any material Malicious Code, and (ii) except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, have since January 1, 2019 been free from any Malicious Code.

3.17          No Rights Agreement; Anti-Takeover Provisions.

(a)          The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)          Assuming the accuracy of the representations and warranties set forth in Section 4.14, the Board of Directors of the Company has taken all action necessary to render inapplicable to the Company, Holdings or the Transactions the restrictions of Section 203 of the DGCL and any other “business combination,” “control share acquisition,” “fair price,” “moratorium,” “interested shareholder” or other anti-takeover Laws (each, a “Takeover Law”).

3.18          Property.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any real property.  Section 3.18 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of Company Leases, and the street addresses identifying the real property leased or sub-leased thereunder.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances), and is in possession of the properties purported to be leased or sub-leased thereunder, and each Company Lease is valid and in full force and effect without default thereunder by the lessee or, to the Knowledge of the Company, the lessor.  There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings against any of the properties purposed to be leased or sub-leased under the Company Leases.

3.19          Contracts.

(a)          Section 3.19(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract (but excluding any Company Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i)          is filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)          is a joint venture, partnership, strategic alliance or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii)          provides for Indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2.5 million, other than indebtedness solely between or among any of the Company and its Subsidiaries;

(iv)          relates to the acquisition or disposition of any business, assets, or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $2.5 million (A) that was entered into after January 1, 2019 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $2.5 million after the date hereof (in each case, excluding (x) acquisitions or dispositions of (1) receivables related to, or economic participations in, loans originated by Bank Partners through the Program and (2) recoveries collected in respect of certain charged-off loans originated by Bank Partners through the Program, in each case, in the ordinary course of business consistent with past practice, and (y) repurchases by the Company or Holdings of Company Common Stock or Common Units, respectively);

(v)          (A) is a Contract with one of the Company’s 20 largest Merchants (as measured by the aggregate dollar amount of net loan transaction volume funded through the Program for customers’ purchases from such Merchants during the 12 months ended June 30, 2021) governing the Merchant’s participation in the Program, or (B) is a Contract with one of the Company’s five largest sponsors of Merchants (as measured by the aggregate dollar amount of net loan transaction volume funded through the Program for customers’ purchases from Merchants referred by such sponsors during the 12 months ended June 30, 2021) governing the sponsor’s participation in the Program;

(vi)          is a loan origination or servicing Contract with a Bank Partner;

(vii)          contains any obligation of the Company or any of its Subsidiaries to purchase or repurchase any loans (other than Contracts with current or former Bank Partners related to the origination of, or the purchase or sale of, loans originated through the Program (or rights therein), to the extent that the Company may have rights or obligations to purchase or repurchase such loans (or rights therein) in respect of a breach of a representation, warranty or covenant under such Contracts);

(viii)          in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, other than the Credit Facility or the Warehouse Facility;

(ix)          (A) requires the Company or any of its Subsidiaries to make any investment in any Person in excess of $2 million, or (B) evidences a loan (whether secured or unsecured), other than intercompany loans, made by the Company or any of its Subsidiaries to any Person in excess of $2 million;

(x)          relates to the settlement (or proposed settlement) of any pending or threatened Action, other than any settlement that provides for the payment of less than $2 million in the aggregate and the performance of obligations that are not material to the Company or its Subsidiaries or the conduct of their respective businesses;

(xi)          restricts in a material respect the Company or any of its Subsidiaries from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Subsidiaries from entering any geographic territory;

(xii)          contains any material license or material covenant not to assert with respect to any Intellectual Property (including to the extent material to the Program, and including any material rights in Software) granted to or by the Company or any of its Subsidiaries, other than non-exclusive licenses granted (A) to the Company or its Subsidiaries to use (1) Software or application programming interfaces (APIs) on standardized, generally commercially available terms or (2) to use names, trademarks or logos of Bank Partners, Merchants, sponsors of Merchants and other counterparties for the purpose of administering the Program or otherwise on terms that are consistent in all material respects with form agreements made available to Parent and identified on Section 3.19(a)(xii)(A)(2) of the Company Disclosure Letter, or (B) by the Company or any of its Subsidiaries in the ordinary course of business to Bank Partners, Merchants, sponsors of Merchants, other counterparties or service providers for the purpose of the conduct of the Program or otherwise, in each case, under terms that are consistent in all material respects with form agreements made available to Parent and identified on Section 3.19(a)(xii)(B) of the Company Disclosure Letter; or

(xiii)          except to the extent such Contract is described in the foregoing clauses (i) through (xii) or is terminable by the Company or any of its Subsidiaries within 90 days, calls for annual aggregate payments by the Company or any of its Subsidiaries of more than $1 million to any vendors or suppliers (excluding lessors and accounting, financial and legal advisors) of the Company or any of its Subsidiaries.

(b)          Except with respect to any Contract that has expired in accordance with its terms, been terminated, restated or replaced, (i) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has made available to Parent true, correct and complete copies of each Material Contract.

3.20          Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.  From December 31, 2020 through the date of this Agreement, none of the Company or any of its Subsidiaries has received any written communication notifying it of any (i) premature cancelation or invalidation of any insurance policy held by it (except with respect to policies that have been replaced with similar policies), (ii) written refusal of any material coverage or rejection of any material claim under any material insurance policy held by it (other than customary reservation of rights letters) or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by it.  As of the date of this Agreement, there is no pending material claim by the Company or any of its Subsidiaries against any insurance carrier under any insurance policy held by the Company or any of its Subsidiaries as to which the insurers have disputed (in writing) coverage.

3.21          TRA Amendment.  The Tax Receivable Agreement has been amended pursuant to Section 7.6(b) thereof in accordance with the terms of the TRA Amendment, which is effective and binding on all parties to the Tax Receivable Agreement.  The Company has delivered or made available to Parent a true and complete copy of the TRA Amendment.

3.22          Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio in the Company Merger is fair, from a financial point of view, to the holders of the Company Class A Common Stock.  It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2.

3.23          Brokers and Other Advisors.  Except for J.P. Morgan Securities LLC, Piper Sandler & Co., Financial Technology Partners LP and FTP Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission (excluding transaction bonuses paid to certain Continuing Employees), in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.24          Agreements with Regulatory Agencies.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any Bank Partner as it pertains to its relationship with Company or any of its Subsidiaries, is subject to any material cease-and-desist or other order or enforcement action issued by, or is a party to any written Contract with, or is subject to any order or directive by, or has been ordered to pay any material civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, any Governmental Authority.  Since January 1, 2019, neither the Company nor any of its Subsidiaries has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority, in each case, that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business other than those of general application to similarly situated companies in the financial services industries in which the Company and its Subsidiaries operate, nor has the Company or any of its Subsidiaries been advised in writing since January 1, 2019 by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing.

3.25          Risk Management Instruments.  Except as would not, either individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms, and are in full force and effect.  The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.26          Related Party Transactions.  As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company SEC Documents pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, which have not been so reported on a timely basis.  There is no outstanding loan, loan agreement, note or borrowing arrangement made by the Company or any of its Subsidiaries to any director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.

3.27          COVID-19.  None of the Company, Holdings or any of their respective Affiliates has extended, deferred or delayed the payment of any Taxes, or has applied for or accepted any benefit from an assistance program related to COVID-19, under the Consolidated Appropriations Act, 2021 or the Coronavirus Aid, Relief, and Economic Security Act of 2021 (the “CARES Act”) or otherwise as a result of the COVID-19 pandemic or any measures enacted by a Governmental Authority in response thereto, including pursuant to IRS Notice 2020-65 and any loans, grants, Tax holidays or other Tax benefit or relief under the U.S. Paycheck Protection Program.  None of the Company, Holdings or any of their respective Affiliates has claimed any credits under the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), the CARES Act, or the Consolidated Appropriations Act, 2021, requested any advance payment or refund of Tax credits under the CARES Act, the Consolidated Appropriations Act, 2021 or otherwise, or has outstanding any application for or has ever applied for or received any PPP Loan.  Section 3.27 of the Company Disclosure Letter sets forth a true and correct list of any Taxes the Company, Holdings and their respective Affiliates have extended, deferred or delayed and any benefit the Company, Holdings and their respective Affiliates have accepted from an assistance program that is (i) related to COVID-19, under the Consolidated Appropriations Act, 2021 or the CARES Act or otherwise as a result of the COVID-19 pandemic or any measures enacted by a Governmental Authority in response thereto, including pursuant to IRS Notice 2020-65 and any loans, grants, Tax holidays or other Tax benefit or relief under the U.S. Paycheck Protection Program and (ii) required or reasonably expected to be repaid after the Closing Date.  The Company, Holdings and their respective Affiliates have complied in all material respects with all requirements of and are not in material default or violation under any applicable provision of the CARES Act, including applicable guidance.

3.28          No Other Representations or Warranties.  Except for the representations and warranties made by the Company and Holdings in this Article III, the Parent Entities acknowledge that neither the Company, Holdings nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to the Parent Entities or their Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and Parent, Parent Bank and, upon becoming party to this Agreement, Merger Sub 1 and Merger Sub 2 acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company, Holdings nor any other Person makes or has made any express or implied representation or warranty to Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company and Holdings in this Article III, any oral, written, video, electronic or other information presented to Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective Representatives in the course of their due diligence investigation of the Company or Holdings, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent

Parent represents and warrants to the Company and Holdings that, except as disclosed in any report, schedule, form statement or other document filed with, or furnished to, the SEC by Parent and publicly available prior to the execution of this Agreement (the “Parent Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward-looking and cautionary in nature) in any such Parent Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Parent Filed SEC Documents:

4.1          Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, Parent Bank is a bank duly organized and validly existing under the laws of the State of New York, Merger Sub 1 will be and, as of Closing, is a limited liability company duly formed, validly existing under the laws of the State of Delaware and in good standing with the Secretary of State of Delaware and Merger Sub 2 will be and, as of Closing, is a limited liability company duly formed and validly existing under the laws of the State of Georgia.  Each of the Parent Entities has and each of Merger Sub 1 and Merger Sub 2 will have and, as of Closing, has all requisite power and authority necessary to carry on its business, in the case of each such Parent Entity, as it is now being conducted, and each such Parent Entity is and each of Merger Sub 1 and Merger Sub 2 will be and, as of Closing, is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company true, correct and complete copies of the certificate of formation, articles of organization, limited liability company agreement, operating agreement or comparable governing documents, as applicable, of each of the Parent Entities, each as amended to the date of this Agreement, and will make available to the Company true, correct and complete copies of such organization documents for Merger Sub 1 and Merger Sub 2 as of the date of their formation.

4.2          Capital Structure of Parent.

(a)          The authorized shares of Parent consist of 4,000,000,000 shares of Parent Common Stock, 200,000,000 shares of nonvoting common stock, par value of $0.01 per share (the “Parent Nonvoting Common Stock”) and 150,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”).  At the close of business on the Capitalization Date, (i) 334,795,710 shares of Parent Common Stock were outstanding, (ii) 70,076,686 shares of Parent Common Stock were reserved and available for issuance pursuant to The Goldman Sachs Amended and Restated Stock Incentive Plan (2021) (the “Parent SIP”), (iii) 20,020,268 shares of Parent Common Stock were subject to issuance upon vesting of restricted stock units under the Parent SIP assuming any applicable performance goals are satisfied at the maximum level (the “Parent RSUs” and together with the Parent Restricted Shares, the “Parent Equity Awards”), (iv) no shares of Parent Nonvoting Common Stock were issued or outstanding, and (v) 370,280 shares of Parent Preferred Shares were outstanding (including  29,999 Series A shares, 8,000 Series C shares, 53,999 Series D shares, 7,667 Series E shares, 1,615 Series F shares, 40,000  Series J shares, 28,000 Series K shares, 26,000 Series O shares, 60,000 Series P shares, 20,000 Series Q shares, 24,000 Series R shares, 14,000 Series S shares, 27,000 Series T shares, and 30,000 Series U shares).  Since the Capitalization Date through the date hereof, Parent has not issued any Parent Securities or incurred any obligation (other than as contemplated hereunder) to make any payments based on the price or value of any Parent Securities, other than, in each case, (x) the vesting or settlement of Parent Equity Awards in accordance with the terms of such Parent Equity Awards, and (y) the granting of new Parent Equity Awards pursuant to the Parent SIP to employees and new hires in the ordinary course of business.  Parent Bank is a wholly owned Subsidiary of Parent.

(b)          Except as described in this Section 4.2, as of the Capitalization Date, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments solely based on the price or value of any

Parent Securities.  Other than the Parent Equity Awards, there are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities, or obligate Parent to grant, extend or enter into any such agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal, options, warrants, conversion rights, stock appreciation rights, redemption rights or similar rights with respect to any Parent Securities.  None of Parent or any Subsidiary of Parent is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities.  All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

4.3          Authority; Noncontravention.

(a)          Parent has and each of Merger Sub 1 and Merger Sub 2 will have, as of Closing, all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The Board of Directors of each of Parent and Parent Bank has adopted resolutions approving the execution, delivery and performance by Parent and Parent Bank, respectively, of this Agreement and the consummation of the Transactions (including, in the case of the Board of Directors of Parent, the issuance of shares of Parent Common Stock pursuant to this Agreement), which resolutions have not been subsequently rescinded, modified or withdrawn.  The Board of Directors of Parent Bank, on behalf of Parent Bank in its capacity as the sole member of Merger Sub 1, will have and, as of Closing, has adopted resolutions or executed a written consent authorizing and approving the execution, delivery and performance by Merger Sub 1 of this Agreement and the consummation by Merger Sub 1 of the Transactions, which resolutions will not have been subsequently rescinded, modified or withdrawn.  The Board of Directors of Parent Bank, on behalf of Parent Bank in its capacity as the sole member of Merger Sub 2, will have and, as of Closing, has adopted resolutions or executed a written consent authorizing and approving the execution, delivery and performance by Merger Sub 2 of this Agreement and the consummation by Merger Sub 2 of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 of the Transactions.  Except as expressly set forth in this Section 4.3(a), no other corporate action or limited liability company action (including any stockholder vote or other action) on the part of Parent or Parent Bank is or on the part of Merger Sub 1 or Merger Sub 2 will be and, as of Closing, is necessary to authorize the execution, delivery and performance by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 of the Transactions.  This Agreement has been duly executed and delivered by Parent and Parent Bank and will have been and, as of Closing, has been duly executed and delivered by Merger Sub 1 and Merger Sub 2 and, assuming due authorization, execution and delivery hereof by the Company and Holdings, constitutes (in the case of Parent and Parent Bank and, as of Closing, Merger Sub 1 and Merger Sub 2) or will constitute (in the case of Merger Sub 1 and Merger Sub 2) a legal, valid and binding obligation of each of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No Takeover Laws apply or will apply to Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 pursuant to this Agreement or the Transactions.

(b)          Neither the execution and delivery of this Agreement by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2, nor the consummation by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 of the Transactions, nor performance or compliance by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws, certificate of formation, articles of organization, limited liability company agreement, operating agreement or other comparable charter or organizational documents of Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained prior to the Effective Time and the filings referred to in Section 4.4 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries are a party or accelerate Parent’s, Parent Bank’s, Merger Sub 1’s, Merger Sub 2’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract or (z) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 of the Transactions.

4.4          Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act and the Securities Act, including the filing with the SEC of the Registration Statement and the Proxy Statement, (b) compliance with the rules and regulations of the NYSE and NASDAQ, (c) the filing of the Certificate of Company Merger with the Secretary of State of Delaware pursuant to the DGCL and the Certificate of Holdings Merger with the Secretary of State of Georgia pursuant to the GLLCA and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries are qualified to do business, (d) any notice, filing, approval or non-objection of the New York Department of Financial Services, (e) filings required under, and compliance with other applicable requirements of, the HSR Act, (f) the consents, approvals, authorizations, filings, registrations or notifications set forth in Section 3.5 of the Company Disclosure Letter and (g) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Parent Bank, the performance by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 of their obligations hereunder and the consummation by Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 of the Transactions.  As of the date of this Agreement, Parent is not aware of any reason why the Required Regulatory Approvals for which it is responsible will not be received to permit consummation of the Transactions on a timely basis.

4.5          Parent SEC Documents.

(a)          Parent has filed or furnished, as applicable, on a timely basis, with the SEC all material reports, schedules, forms, statements and other documents required to be filed or furnished by Parent with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2019 (the reports, schedules, forms, statements and other documents filed or furnished to the SEC since January 1, 2019 and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, collectively, the “Parent SEC Documents”).  As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Parent SEC Documents), the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The consolidated financial statements of Parent (including all related notes or schedules) included or incorporated by reference in the Parent SEC Documents, as of their respective dates of filing with the SEC (or, if such Parent SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments).

(c)          Parent and its Subsidiaries have no liabilities of a type required to be disclosed in the liabilities column of a consolidated balance sheet of Parent prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of Parent as the Balance Sheet Date included in the Parent Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.6          Ownership and Operations of Merger Sub 1 and Merger Sub 2.  Parent Bank will own and, as of Closing, owns beneficially and of record all of the outstanding equity interests of Merger Sub 1 and Merger Sub 2, free and clear of all Liens.  Merger Sub 1 and Merger Sub 2 will be formed solely for the purpose of engaging in the Transactions, will have no liabilities or obligations of any nature other than those incident to their formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

4.7          Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Parent Bank, Merger Sub 1, Merger Sub 2, or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent or its Subsidiaries.

4.8          No Other Company Representations or Warranties.  The Parent Entities, and, upon becoming a party to this Agreement, Merger Sub 1 and Merger Sub 2, each acknowledge that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, the Parent Entities, and, upon becoming a party to this Agreement, Merger Sub 1 and Merger Sub 2, hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and the Parent Entities, Merger Sub 1 and Merger Sub 2 have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, their respective businesses, operations or business and strategic plan information, or estimates, projections, forecasts or other forward-looking information in respect thereof, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent or any of its Representatives.  Each of the Parent Entities, Merger Sub 1 and Merger Sub 2, hereby acknowledges (for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of the Parent Entities, Merger Sub 1 and Merger Sub 2, and their respective Affiliates and Representatives have relied on the results of their own independent investigation.

4.9          Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by the Parent Entities, the Parent Entities have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  The Parent Entities, and, upon becoming a party to this Agreement, Merger Sub 1 and Merger Sub 2 hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which the Parent Entities, Merger Sub 1 and Merger Sub 2 are familiar, that the Parent Entities, Merger Sub 1 and Merger Sub 2 are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent Entities have not, and Merger Sub 1 and Merger Sub 2 will not have, relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III, any rights hereunder with respect thereto.

4.10          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement is declared effective by SEC and, in the case of the Proxy Statement, at the time the Proxy Statement is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act.  Notwithstanding the foregoing, the Parent Entities make, and Merger Sub 1 and Merger Sub 2 will make, no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof or any of their Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement.

4.11          Absence of Changes.  Since the Balance Sheet Date, there has not been any Parent Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.12          Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or its Affiliates or (b) Judgment imposed upon or affecting Parent or any of its Affiliates, in each case, by or before any Governmental Authority.

4.13          Compliance with Laws.  Parent and each of its Subsidiaries are, and have been since January 1, 2019, in compliance with all Laws or Judgments applicable to Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.14          Ownership of Equity of Company or Holdings.  Neither Parent, Parent Bank, Merger Sub 1, Merger Sub 2 nor any of their respective Affiliates beneficially owns any shares of Company Common Stock or Common Units, excluding any Company Common Stock or Common Units held on behalf of third parties, including in a fiduciary, custodial, nominee or similar capacity, as a result of debts previously contracted, or in connection with any brokerage, investment advisory, financial advisory, principaling, financing, asset management, trading, market making, hedging, arbitrage, investment activity and other similar activities conducted in the ordinary course of the Parent Entities’ or their Affiliates’ businesses; provided that, notwithstanding the foregoing exclusions, neither Parent nor any of its Affiliates is, or has been within three years prior to the date hereof, an “interested stockholder” of the Company as defined in and for purposes of Section 203 of the DGCL.

ARTICLE V

Additional Covenants and Agreements

5.1          Conduct of Business.

(a)          Except as required by applicable Law, Judgment or a Governmental Authority (including in response to COVID-19 or any applicable COVID-19 Measures), as required or expressly permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.1), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business and to preserve its and each of its Subsidiaries’ current business organizations substantially intact; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.1(b) shall be deemed to be a breach of this Section 5.1(a) unless such action would constitute a breach of Section 5.1(b).

(b)          Except as required by applicable Law, Judgment or a Governmental Authority (including in response to any applicable COVID-19 Measures), as required or expressly permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.1), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)          (A) issue, sell, grant, deliver, transfer, encumber or pledge any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that (i) the Company may issue, sell or deliver shares of Company Class A Common Stock pursuant to valid exercises of Company Stock Options outstanding on the date of this Agreement or pursuant to the Exchange Documents in effect on the date of this Agreement and (ii) Holdings may issue Common Units to the Company to the extent required pursuant to the Holdings Operating Agreement in effect on the date of this Agreement, (B) other than transactions pursuant to the Exchange Documents in effect on the date of this Agreement, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than pursuant to the exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Equity-Based Awards, in each case, outstanding as of the date of this Agreement in accordance with their terms and the Equity Plans as in effect on the date of this Agreement), (C) in the case of each of the Company and Holdings, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests (other than (x) tax distributions to Members pursuant to Section 6.2 of the Holdings Operating Agreement or Section 5.11 and (y) the payment of previously declared distributions to Members that have been held back pending vesting of the relevant Common Units), or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(ii)          (A) incur any Indebtedness, except for (1) intercompany Indebtedness among the Company and its Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice, (3) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness existing on the date of this Agreement (including the Credit Facility or Warehouse Facility) or permitted to be incurred, assumed or otherwise entered into hereunder, (4) Indebtedness incurred under the Credit Facility, (5) Indebtedness incurred under the Warehouse Facility, (6) Indebtedness incurred under any agreement with payment processors in order to facilitate the delivery of loan proceeds in connection with the administration of the Program in the ordinary course of business consistent with past practice, and (7) other Indebtedness in an aggregate principal amount not to exceed $10 million, (B) enter into any swap or hedging transaction or other derivative agreements, except for (1) any such transaction or agreement related to Indebtedness existing on the date of this Agreement (including the Credit Facility or Warehouse Facility) or permitted to be incurred, assumed or otherwise entered into hereunder and (2) renewals, extensions or refinancings of any swap or hedging transactions or other derivative agreements existing on the date of this Agreement or permitted to be entered into hereunder or (C) make any loans, capital contributions or advances to any Person other than (x) to the Company or any Subsidiary of the Company or (y) pursuant to Section 5.1(b)(v); provided that, with respect to any renewal, extension or refinancing permitted under clauses (A) or (B) of this Section 5.1(b)(ii), (1) the total principal amount outstanding under the applicable existing agreement shall not be increased, (2) the renewal, extension or refinancing must be on customary commercial terms that are no less favorable to the Company and its Subsidiaries, taken as a whole, as compared to the terms of the Indebtedness being renewed, extended or refinanced, (3) documentation related to the renewal, extension or refinancing shall be provided to Parent at least five business days in advance of the intended execution date and the Company shall consider in good faith any reasonable comments of Parent, and (4) any renewal, extension or refinancing with respect to the Credit Facility or the Warehouse Facility shall be subject to the payoff requirements in Section 5.14;

(iii)          sell, transfer, mortgage, encumber (other than with Permitted Liens), lease or otherwise dispose of to any Person, in a single transaction or series of related transactions, any of its properties or assets for consideration, individually or in the aggregate, in excess of $1 million, except (A) transfers among the Company and its Subsidiaries, (B) sales of (1) receivables related to, or economic participations in, loans originated by Bank Partners through the Program and (2) recoveries collected in respect of certain charged-off loans originated by Bank Partners through the Program, in each case, in the ordinary course of business consistent with past practice, or (C) encumbrances in connection with the Credit Facility and the Warehouse Facility;

(iv)          other than licenses granted in the ordinary course of business consistent with past practice, transfer, sell, lease, license, subject to a Lien (other than Permitted Liens), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Registered Company Intellectual Property;

(v)          make any acquisition (including by merger) of the equity interests or, except for the acquisition of inventory in the ordinary course of business consistent with past practice and the acquisition of receivables related to, or economic participations in, loans originated by Bank Partners through the Program in the ordinary course of business consistent with past practice, a material portion of the assets of any other Person, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $1 million;

(vi)          except as required pursuant to the terms of any Company Plan in effect on the date of this Agreement, or as otherwise required by applicable Law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee of the Company, except for employees that are not executive officers, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 8% individually or 5% in the aggregate, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any employee of the Company (other than the forgiveness of loans outstanding on the date of this Agreement pursuant to the terms thereof as in effect on such date), (G) hire any employee or engage any independent contractor (who is a natural Person) with an annual base salary or wage rate or consulting fees in excess of $250,000 or (H) terminate the employment of any officer or any other individual identified on Section 5.1(b)(vi)(H) of the Company Disclosure Letter other than for cause;

(vii)          knowingly waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(viii)          become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(ix)          make or adopt any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S‑X under the Securities Act, or (C) by any Governmental Authority or the Financial Accounting Standards Board;

(x)          amend the Company Charter Documents, the Holdings Operating Agreement or the other comparable organizational documents of any Subsidiary of the Company;

(xi)          grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations permitted under Section 5.1(b)(ii) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(xii)          settle any material pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) in which the Company or any of its Subsidiaries is named as a nominal defendant, (B) in the ordinary course of business, (C) reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Company SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that may be paid under insurance policies or indemnification agreements); provided that no settlement of any pending or threatened Action may be for an amount in excess of $2 million or involve any injunctive or equitable relief or impose restrictions on the business activities of the Company and its Subsidiaries, taken as a whole; provided further that in no event shall the Company or any of its Subsidiaries settle any stockholder litigation except in accordance with Section 5.8;

(xiii)          make, change or revoke any Tax election, adopt or change any Tax accounting method or change any Tax accounting period, file any amended Tax Return, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to any Taxes, or surrender any right to claim a refund of Taxes, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(xiv)          except in (A) the ordinary course of business, (B) as expressly permitted under clause (ii) of this Section 5.1(b), clause (iii) of this Section 5.1(b) (to the extent relating to customary disposition or transfer documentation entered into to effect dispositions or transfers permitted by such clause (iii) of this Section 5.1(b)), clause (v) of this Section 5.1(b) (to the extent relating to customary acquisition documentation entered into to effect acquisitions permitted by such clause (v) of this Section 5.1(b) or clause (vi) of this Section 5.1(b) or (C) the automatic renewal or extension of any Material Contract pursuant to its terms, (1) enter into any Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract under clause (ii), (vi) or (xi) of Section 3.19 or (2) amend, terminate (other than upon any expiration of the term of any Material Contract) or waive compliance with, or material breaches under, the terms of any Material Contract in a manner that is materially adverse to the Company and its Subsidiaries;

(xv)          merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(xvi)          (A) take any action, or fail to take any action, in either case, that would reasonably be expected to result in a material breach of any of the requirements, conditions or obligations of the Company and its Subsidiaries under the CFPB Consent Order or (B) make or agree to make any changes to the CFPB Consent Order; or

(xvii)          authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Notwithstanding anything to the contrary set forth in this Section 5.1(b), the Company and its Subsidiaries shall be permitted to take any commercially reasonable action (or, if commercially reasonable, omit to take any action) that would otherwise have been prohibited under Section 5.1(b) in good faith to the extent reasonably necessary in the applicable jurisdiction to comply with any applicable COVID-19 Measures, taking into account (x) the scope and duration of such action or omission in such jurisdiction and (y) the actions being taken by companies that are similarly situated and that operate in similar industries in response to such COVID-19 Measures; provided that, to the extent reasonably practicable, the Company shall consult with Parent prior to taking such action.

(c)          Except as expressly contemplated or permitted by this Agreement or as required by applicable Law, Judgment or a Governmental Authority (including any applicable COVID-19 Measures), during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.1), each of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 shall use its commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business, and shall not, without the prior written consent of the Company:

(i)          amend any organizational document of Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 in a manner (whether by merger, consolidation or otherwise) that (A) would materially impair the rights of the holders of Company Class A Common Stock and Common Units, as applicable, who have the right to receive Merger Consideration in accordance with the procedures set forth in Article II relative to other holders of the Parent Common Stock or (B) would prevent, materially delay or materially impair the ability of the Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 to perform their obligations under this Agreement or to consummate the transactions contemplated hereby;

(ii)          (A) liquidate (completely or partially), wind up, dissolve, enter into administration or receivership, or adopt any plan or resolution, or take any other action providing for any of the foregoing, or (B) take any action to cause the liquidation, winding up or dissolution of Merger Sub 1 or Merger Sub 2; or

(iii)          authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(d)          Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2          Solicitation; Change in Recommendation.

(a)          Except as permitted by this Section 5.2, the Company shall and shall cause each of its Subsidiaries to, and shall instruct and use its commercially reasonable efforts to cause its Representatives retained by it and acting on its behalf to, (i) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit, or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.2), or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging a Takeover Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal.  Without limiting the foregoing, it is understood that any violation of the foregoing restrictions applicable to the Company or Holdings by any Representative or Affiliate of the Company or Holdings, to the extent acting on the behalf or at the direction of the Company or Holdings, shall be deemed to be a breach of this Section 5.2(a) by the Company and Holdings.  As promptly as practicable following the date hereof (but in any event within two business days of the date hereof), the Company shall: (1) withdraw and terminate access that was granted to any Person (other than Parent and its Affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with the Transactions and (2) promptly instruct each Person (other than Parent and its Affiliates and Representatives) who received non-public or confidential information of the Company or any Subsidiary of the Company to promptly return to the Company or destroy such information.

(b)          Notwithstanding anything contained in Section 5.2(a) or any other provision of this Agreement to the contrary, if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from any breach of Section 5.2(a), (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives and financing sources to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.2 and (ii) if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly provide to the Parent Entities any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to the Parent Entities or their Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.

(c)          The Company shall promptly (and in no event later than 48 hours after receipt thereof) notify the Parent Entities in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to the Parent Entities the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal and shall include with such notice copies of any written Takeover Proposal, including any proposed transaction agreement, and the Company shall keep the Parent Entities reasonably informed of any material developments with respect to any such Takeover Proposal (including any material changes thereto) and provide the Parent Entities with any written supplements or amendments to any written Takeover Proposal, including any revisions to any proposed transaction agreement.  For the avoidance of doubt, all information provided to the Parent Entities pursuant to this Section 5.2(c) will be subject to the terms of the Confidentiality Agreement.

(d)          None of the Board of Directors of the Company or any duly authorized committee thereof shall (i) (A) withdraw (or modify in a manner adverse to the Parent Entities), or publicly propose to withdraw (or modify in a manner adverse to the Parent Entities), the Company Board Recommendation or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (it being understood that the Board of Directors of the Company or any duly authorized committee thereof may, and may cause the Company to, (x) make a customary “stop, look and listen”

communication, (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth business day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act and (z) solely to the extent such determination is made in accordance with this Agreement, disclose that the Board of Directors of the Company or any duly authorized committee thereof has determined that a Takeover Proposal constitutes a Superior Proposal or that the Board of Directors of the Company or any duly authorized committee thereof intends to make an Adverse Recommendation Change and in each case any material facts and circumstances relating thereto) (any action described in this clause (i), other than the actions in the foregoing clauses (x)-(z), being referred to as an “Adverse Recommendation Change”), or (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal, other than any Acceptable Confidentiality Agreement.

(e)          Notwithstanding Section 5.2(d) or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may make an Adverse Recommendation Change if the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (i) where the Adverse Recommendation Change is not made in response to a Takeover Proposal, an Intervening Event has occurred and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) where such Adverse Recommendation Change is made in response to a Takeover Proposal, such Takeover Proposal constitutes a Superior Proposal; provided, however, that the Board of Directors of the Company or any duly authorized committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (ii), unless (A) the Company has given the Parent Entities at least four business days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Superior Proposal, the material terms thereof, and a copy of the then-existing draft of the definitive agreement providing for such Superior Proposal and any then-existing drafts of the other relevant transaction agreements), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Parent Entities during such notice period, to the extent the Parent Entities wish to negotiate, to enable the Parent Entities to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal and (C) following the end of such notice period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such revisions, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect (it being understood and agreed that any material amendment to the terms of such Takeover Proposal (after having been initially determined by the Board of Directors of the Company or any duly authorized committee thereof to no longer constitute a Superior Proposal) shall require a new notice pursuant to this Section 5.2(e) and a new notice period, except that such new notice period in connection with any such amendment shall be for two business days from the time the Company receives such amendment).

(f)          Nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any duly authorized committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by applicable securities Laws; provided that this Section 5.2(f) shall not be deemed to permit the Board of Directors of the Company or any duly authorized committee thereof to make an Adverse Recommendation Change except to the extent permitted by and in accordance with Section 5.2.

(g)          As used in this Agreement, “Acceptable Confidentiality Agreement” means (x) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (y) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons.

(h)          As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of securities representing 25% or more of the combined voting power of the Company’s then outstanding securities, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing 25% or more of the combined voting power of the Company’s then outstanding securities or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or securities representing 25% or more of the combined voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(i)          As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment (i) would be more favorable to the Company’s stockholders than the Transactions and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(j)          As used in this Agreement, “Intervening Event” shall mean any fact, circumstance, change, event, occurrence or effect that is material to the Company and its Subsidiaries, taken as a whole, that occurred or arose after the date hereof and that (a) was not known by, nor reasonably foreseeable to, the Board of Directors of the Company or any duly authorized committee thereof as of or prior to the date of this Agreement or if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such fact, circumstance, change, event, occurrence or effect were not known to or reasonably foreseeable by the Board of Directors of the Company or any duly authorized committee thereof as of the date of this Agreement and (b) does not involve or relate to a Takeover Proposal; provided that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (1) any change, in and of itself, in the market price or trading volume of the Company Common Stock, (2) the fact that, in and of itself, the Company meets or exceeds internal or public projections or forecasts or estimates of revenues, earnings or other financial results for any period, or (3) the timing of any Required Regulatory Approvals; provided, however, the underlying reasons for such changes in the foregoing clauses (1) and (2) may constitute an Intervening Event.

5.3          Efforts.  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, licenses, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.  Prior to the Closing Date, the Company shall use reasonable best efforts (and the Parent Entities shall use reasonable best efforts to cooperate with the Company, as necessary) to obtain any consents or provide any notices required in connection with the Transactions under the Contracts set forth in Section 5.3(a) of the Company Disclosure Letter and, at the request of Parent, any Contracts identified pursuant to Section 5.8(a); provided that neither the Company nor the Parent Entities shall be obligated to pay any consideration (other than consideration in a de minimis amount) to any third party to whom such consent is requested.

(b)          In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no

Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)          Without limiting the generality of Section 5.3(a), the parties hereto shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary filings, notices, petitions, statements, registrations, licenses, submissions of information, applications and other documents in respect of the Required Regulatory Approvals, use their reasonable best efforts to make them within 15 business days of the date of this Agreement, and to obtain as promptly as practicable all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations of Governmental Authorities in respect of the Required Regulatory Approvals.  For purposes hereof, “Required Regulatory Approvals” means the regulatory authorizations, consents, orders, non-objections and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) set forth in Section 5.3(c) of the Company Disclosure Letter.

(d)          Without limiting the generality of Section 5.3(a), each of the parties hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within 10 days following the date hereof, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain (i) all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions, and (ii) the Required Regulatory Approvals.  Without limiting the foregoing, subject to Section 5.3(g), the Parent Entities shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions.  For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e)          The Parent Entities shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The Company, Holdings, Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 and any of their respective Affiliates shall not take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Federal Trade Commission (“FTC”) or the Department of Justice (“DOJ”), as necessary, or the Required Regulatory Approvals.  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.  Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

(f)          Subject to applicable Laws, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences.

(g)          Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing contained in this Agreement shall be deemed to require the Parent Entities or any of their Affiliates (or permit the Company or any of its Subsidiaries, without Parent’s prior written consent) to take any action, or commit to take any action, or agree to any condition or restriction in connection with the foregoing or with obtaining any permits, consents, clearances, orders, approvals, non-objections or authorizations in connection with the Transactions or otherwise that would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or a Parent Material Adverse Effect with respect to Parent Bank, provided that, for this purpose, all references to “Parent” in the definition of Parent Material Adverse Effect shall be deemed to be references to “Parent Bank”; provided, further, that for the purpose of this Section 5.3(g), materiality shall be measured on a scale relative to the Company and its Subsidiaries, taken as a whole (a “Materially Burdensome Regulatory Condition”).

5.4          Public Announcements.  Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable

Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to and made in compliance with Section 5.2.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the foregoing, this Section 5.4 shall not apply to any press release or other public statement made by Parent or the Company (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions.  For clarity, no confidential discussions in connection with routine examinations between Parent and any Governmental Authority with supervisory, examination or other authority or jurisdiction over Parent or its Affiliates shall be deemed to constitute public statements.

5.5          Access to Information; Confidentiality.  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1, upon reasonable notice, the Company shall afford to the Parent Entities and their Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.2, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change), including by using commercially reasonable efforts to facilitate any meetings between the Parent Entities or their Representatives, on the one hand, and Merchants or sponsors of Merchants, on the other, that the Parent Entities may reasonably request (which meetings shall be limited to a reasonable number of Merchants or sponsors of Merchants and be conducted in concert with a Representative of the Company in attendance and participating at such meetings), and the Company shall furnish promptly to the Parent Entities and their Representatives such information concerning its and its Subsidiaries’ business, personnel, assets, liabilities and properties as the Parent Entities may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.2, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that (a) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so could (i) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, or (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, and (b) any physical access may be limited to the extent the Company determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any Subsidiary of the Company.  All requests for information made pursuant to this Section 5.5 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of September 23, 2019 by and among the Company and Parent Bank (the “Confidentiality Agreement”).

5.6          Indemnification and Insurance.

(a)          From and after the Effective Time, each of Parent, Parent Bank, Surviving LLC 1 and Surviving LLC 2 shall, and the Parent Entities shall cause Surviving LLC 1 and Surviving LLC 2 to, in each case to the fullest extent permissible by applicable Law, (i) jointly and severally indemnify and hold harmless each current or former member, director, manager or officer of the Company or its Subsidiaries and each other Person who at the Effective Time is, or at any time prior to the Effective Time was, indemnified or entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and any such Person (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a member, director, manager, officer, employee or agent of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a member, director, manager, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume (in the case of Surviving LLC 1 and Surviving LLC 2, in the Mergers without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, the Parent Entities, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of formation and the limited liability company agreement of Surviving LLC 1 and the organizational documents of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification and exculpation, in each case, of members, managers, directors and officers than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such

Subsidiaries as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from the Effective Time, the Parent Entities shall, and shall cause Surviving LLC 1 and Surviving LLC 2 to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.6 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.6) as incurred to the fullest extent permitted under applicable Law; provided that any Indemnitee to whom expenses are advanced provides an undertaking by or on behalf of such Indemnitee to repay such amount if it shall be ultimately determined that such Indemnitee is not entitled to be indemnified by the Company as authorized by this Section 5.6.

(b)          For the six-year period commencing immediately after the Effective Time, Surviving LLC 1 shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that prior to the Effective Time, the Company shall use its commercially reasonable efforts to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering, without limitation, the Transactions; provided, further, that, in any case, the costs of such policy shall not exceed, and in no event shall Surviving LLC 1 be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for any insurance contemplated by this Section 5.6(b) (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Company or Surviving LLC 1, as applicable, shall purchase, and Surviving LLC 1 shall cause to be maintained, policies of insurance which, in Surviving LLC 1’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.  Surviving LLC 1 shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c)          The provisions of this Section 5.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, under the organizational documents of such Subsidiaries as in effect on the date of this Agreement or by contract or otherwise.  The obligations of Parent, Parent Bank, Surviving LLC 1 and Surviving LLC 2 under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the

Indemnitees to whom this Section 5.6 applies shall be third-party beneficiaries of this Section 5.6).

(d)          In the event that (i) Parent, Parent Bank, Surviving LLC 1, Surviving LLC 2 or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent, Parent Bank or any of their respective successors or assigns dissolves Surviving LLC 1 or Surviving LLC 2, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, Parent Bank, Surviving LLC 1 or Surviving LLC 2 shall assume all of the obligations thereof set forth in this Section 5.6.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.6 is not prior to or in substitution for any such claims under such policies.

(f)          Parent’s, Parent Bank’s, Surviving LLC 1’s and Surviving LLC 2’s obligations under this Section 5.6 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Action relating to any acts or omissions covered under this 5.6 (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, subject to applicable statutes of limitations, the provisions of this Section 5.6 shall continue in effect until the full and final resolution of such Action.

5.7          Employee Matters.

(a)          Other than as set forth in Section 5.7(a) of the Company Disclosure Letter, for a period of not less than one year following the Effective Time, Parent shall, and shall cause Surviving LLC 1, Surviving LLC 2 and their respective Subsidiaries to, provide (i) a base salary or wage rate and bonus and other short-term incentive opportunities to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are no less favorable, in each case, than those in effect immediately prior to the Effective Time (excluding, for the avoidance of doubt, any special, one-time, retention, change in control or other bonus related to the Transactions), (ii) long-term incentive opportunities that are substantially comparable to those provided to similarly-situated employees of Parent Bank and its Affiliates and (iii) employee benefits (excluding base salary, wage rate and bonus and other short-term incentive opportunities and long-term incentive opportunities, but including severance benefits) to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided that each Continuing Employee shall participate in the applicable Parent severance plan or policy following the Closing on the same terms and conditions as other similarly-situated employees of Parent and its Affiliates; provided further that the Continuing Employees shall receive service credit in accordance with Section 5.7(c) for purposes of determining benefits under such plan or policy.

(b)          Without limiting the generality of Section 5.7(a), from and after the Effective Time, Parent shall, or shall cause one of its Affiliates to, honor in accordance with their terms all the Company Plans as in effect at the Effective Time.  Parent and the Company hereby acknowledge that the consummation of the Transactions constitutes a “change in control”, “change of control” or other term of similar import for purposes of any Company Plan that contains a definition of “change in control”, “change of control” or other term of similar import, as applicable.

(c)          With respect to all employee benefit plans of Parent, Parent Bank, Surviving LLC 1, Surviving LLC 2 and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans, but excluding any defined benefit, retiree medical and retiree life insurance plans, and any other grandfathered or frozen plans, programs or benefits), for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, Parent Bank, Surviving LLC 1, Surviving LLC 2 and their respective Subsidiaries or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d)          Without limiting the generality of Section 5.7(a), the Parent Entities shall, or shall cause Surviving LLC 1, Surviving LLC 2 and their respective Subsidiaries to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, Parent Bank, Surviving LLC 1, Surviving LLC 2 or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  The Parent Entities shall, or shall cause Surviving LLC 1, Surviving LLC 2 and their respective Subsidiaries to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time; provided that such expenses were recognized under the Company Plan in which the applicable Continuing Employee participated immediately prior to the Effective Time.

(e)          The Company shall pay the amounts described in Section 5.7(e) of the Company Disclosure Letter.

(f)          Prior to the Effective Time, if requested by Parent in writing no later than 20 business days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the GreenSky, LLC 401(k)

Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated pursuant to the immediately preceding sentence, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and comment by Parent, which the Company shall consider in good faith) not later than the day immediately preceding the Effective Time.  If the Company is directed by Parent to terminate the Company 401(k) Plan pursuant to this Section 5.7(f), Parent shall establish or designate one or more 401(k) Plans (the “Parent 401(k) Plans”) in which the Continuing Employees shall be eligible to participate following the Effective Time and which shall allow each Continuing Employee to make a “direct rollover”, including with respect to notes corresponding to loans, to the Parent 401(k) Plan in which such Continuing Employee participates following the Effective Time of the account balance of such Continuing Employee under the Company 401(k) Plan, if such direct rollover is elected in accordance with applicable Law by such Continuing Employee.

(g)          The provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.7 is intended to, or shall, (a) constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise, (b) prevent Parent, Parent Bank, Surviving LLC 1 or any of their respective Affiliates, after the Effective Time, from amending or terminating any of their benefit plans (including the Company Plans) in accordance their terms, (c) prevent Parent, Parent Bank, Surviving LLC 1 or any of their respective Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (d) except as otherwise provided in Section 8.6, create any third-party beneficiary rights in any current or former employee of the Company or its Subsidiaries (including any Continuing Employee) or any beneficiary or dependent thereof or any other individual associated therewith for any purpose under this Agreement, including with respect to enforcing the provisions hereof and the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, Parent Bank or any of their Affiliates or under any benefit plan which Parent, Parent Bank or any of their Affiliates may maintain.

5.8          Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, (a) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) to the extent permitted under applicable Law, any notice or other communication received by such party or its Subsidiaries from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, Surviving LLC 1 or Parent and (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions and (b) the Company shall provide Parent notice of any determination by any (i) Merchant, sponsor of Merchants or vendor, in each case, that is a party to a Material Contract or (ii) Bank Partner to terminate, cancel, fail to renew or otherwise alter in a manner that is materially adverse to the Company and its Subsidiaries promptly after the Company or any of its Subsidiaries is notified of or otherwise becomes aware of such determination by such Merchant, sponsor of Merchant, vendor or Bank Partner; provided that any failure to give notice in accordance with this Section 5.8(b) shall not in and of itself be deemed to constitute the failure of any such condition to be satisfied.  The Company shall give the Parent Entities the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or the Company’s directors relating to this Agreement or the Transactions.  The Company shall not settle any stockholder litigation against the Company or the Company’s directors relating to this Agreement or the Transactions where such settlement would impose obligations (monetary or otherwise) on the Company or Surviving LLC 1 without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned); provided that such consent shall not be required for settlements solely for (i) money damages and the payment of attorneys’ fees in an aggregate amount not in excess of the dollar amount of the coverage limits for such settlements under the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries pursuant to which coverage shall be provided for such damages and fees or (ii) providing additional disclosure in the Proxy Statement.

5.9          Stock Exchange Listing and De-listing.  Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.  Prior to the Effective Time, the Company shall cooperate with Parent and shall use its reasonable best efforts to cause the shares of Company Class A Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

5.10          Preparation of the Registration Statement and Proxy Statement; Stockholders’ Meeting; Members’ Consents.

(a)          As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be promptly filed with the SEC (i) a proxy statement of the Company relating to the matters to be submitted to the Company’s stockholders at the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and (ii) Parent’s registration statement on Form S-4 pursuant to which shares of Parent Common Stock issuable in connection with the Transactions will be registered with the SEC (as amended or supplemented from time to time, the “Registration Statement”), of which the Proxy Statement will be a part.  Subject to Section 5.2, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendations in the Registration Statement and the Proxy Statement.  Parent and the Company shall promptly provide to each other all non-privileged information concerning themselves and their Affiliates as may be reasonably requested by the other in connection with the preparation of the Registration Statement and the Proxy Statement and shall otherwise assist and cooperate with each other in the preparation of the Registration Statement and the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Holdings and Parent shall correct any information provided by it for use in the Registration Statement or the Proxy Statement as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of Parent and the Company shall notify the other promptly upon the receipt of any comments (whether written or oral) from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement and shall supply the other with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement or the Proxy Statement.  Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable after filing, including by responding as promptly as reasonably practicable to any comments received from the SEC concerning the Registration Statement or the Proxy Statement and resolving such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company’s stockholders as promptly as reasonably practicable (but in any event no later than five business days thereafter) after the Registration Statement is declared effective by the SEC.  Parent shall advise the Company, promptly after the receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of qualification of the shares of  Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or supsension lifted, reversed or otherwise terminated.  Parent shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions.  Prior to the filing of the Registration Statement and the Proxy Statement (or any draft, amendment or supplement thereto) or any dissemination of the Proxy Statement to the stockholders of the Company, or responding to any comments or requests for additional information from the SEC with respect to the Regisration Statement or the Proxy Statement, Parent and the Company shall provide the other party and its counsel a reasonable opportunity to review and to propose comments on such document or response (including the proposed final version of such document or response), which the Company or Parent, as applicable, shall consider in good faith, and, except as permitted by Section 5.2 in connection with an Adverse Recommendation Change, the Company shall not make any statement in the Proxy Statement regarding Parent or any of its Affiliates without Parent’s consent (not to be unreasonably conditioned, delayed or withheld), and Parent shall not make any statement in the Registration Statement regarding the Company or any of its Affiliates without the Company’s consent (not to be unreasonably conditioned, delayed or withheld); provided that with respect to documents filed by a party that are incorporated by reference in the Registration Statement or the Proxy Statement, this right of approval shall apply only with respect to the Transactions or information relating to the other party or such other party’s business, financial condition or results of operations, or the combined entity.  None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Proxy Statement or the Registration Statement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

(b)          Notwithstanding any Adverse Recommendation Change but subject to Section 5.10(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the Registration Statement is declared effective by the SEC.  Subject to Section 5.2, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn, recess, or postpone the Company Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (B) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, or (C) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting and (ii) may adjourn, recess, or postpone the Company Stockholders’ Meeting if, on such date, the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Stockholder Approval, and, subject to the terms and conditions of this Agreement, the Company shall continue to use reasonable best efforts to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties or as otherwise required by applicable Law, the Company Stockholders’ Meeting shall not be postponed or adjourned more than ten business days in connection with any one postponement or adjournment or more than an aggregate of 30 business days from the date the Company Stockholders’ Meeting is originally scheduled.  Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Company Stockholders’ Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders’ Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation.  Notwithstanding anything to the contrary herein, the Company shall be deemed to have breached its obligations under this Section 5.10 if the Company fails to cause the condition set forth on Section 5.10(b) of the Company Disclosure Letter to be satisfied as of the time of the Company Stockholders’ Meeting.

(c)          Nothing in this Section 5.10 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action they are permitted or required to take under, and in compliance with, Section 5.2 or required to take under applicable Law.

(d)          The Company shall (i) obtain and deliver, immediately after the execution and delivery of this Agreement, the Members’ Consent, (ii) promptly following the execution of the Members’ Consent, deliver written notice to those Members not executing the Members’ Consent of the action taken thereby and (iii) use commercially reasonable efforts to obtain the irrevocable written consent of all Members not executing the Members’ Consent to this Agreement and the transactions contemplated hereby.  Promptly following receipt of the Members’ Consent and any subsequently obtained written consents, the Company shall deliver a copy of such Members’ Consent or other written consent, as applicable, to Parent.

5.11          Certain Tax Matters.

(a)          Immediately prior to the Closing, Holdings shall make a distribution to the Members equal to the sum of (i) the amount of any tax distributions under Section 6.2 of the Holdings Operating Agreement that have accrued for any taxable period ending prior to the Closing Date (a “Closed Period”), but that have not yet been paid as of the Closing Date, and (ii) without duplication of amounts payable under clause (i), a good faith estimate of the amount that would be due under Section 6.2 of the Holdings Operating Agreement to the Members with respect to the taxable period of Holdings (or portion thereof) ending on the Closing Date (the “Stub Period”).

(b)          No later than 10 business days after the filing due date (taking into account extensions) for the Holdings IRS Form Schedule K-1 that reflects any Closed Period or the Stub Period, Parent shall pay to the Members an amount equal to the excess of (i) the amount that would be due under Section 6.2 of the Holdings Operating Agreement to the Members with respect to the Closed Period or Stub Period, as applicable (determined consistent with such IRS Form Schedule K-1), over (ii) the amount actually paid to the Members with respect to the Closed Period or Stub Period, as applicable, pursuant to Section 5.11(a).

(c)          Any amounts payable under this Section 5.11 to the Members shall be allocated among the Members pro rata in proportion to their respective Company Percentages (as defined in the Holdings Operating Agreement) as of immediately prior to the Closing.

(d)          If, as a result of an assignment by Parent pursuant to Section 8.4, Holdings will not terminate as a result of the Closing, Holdings shall make an election to apply the “closing of the books” method under Section 706 of the Code to determine all relevant items attributable to the Stub Period.

(e)          None of the Company, Parent, Holdings Merger Sub 1 or Merger Sub 2 shall knowingly take or agree to take any action that would, or fail to take any action the omission of which would, reasonably be expected to prevent or impede the Company Merger from qualifying for the Intended Tax Treatment.  Each Party shall cooperate in good faith with reasonable requests made by the other parties to determine the qualification of the Mergers for the Intended Tax Treatment.  Such cooperation shall include, if applicable, providing a certificate executed by an officer of the applicable Party with applicable representations and warranties reasonably requested by another Party’s tax advisors in connection with the delivery of an opinion regarding the qualification of the Mergers for the Intended Tax Treatment (but only to the extent the applicable Party believes in good faith such representations and warranties are true and correct).  For the avoidance of doubt, each Party acknowledges and agrees that their respective obligations to effect the Mergers are not subject to any condition or contingency with respect to (a) the qualification of the Mergers for the Intended Tax Treatment or (b) the delivery of any certificate or opinion described in this Section 5.11(e).

(f)          The Company and Holdings will comply with the obligation set forth on Section 5.11(f) of the Company Disclosure Letter.

5.12          Formation of Merger Sub 1 and Merger Sub 2.  Parent shall, and shall cause Parent Bank to, take all actions reasonably necessary to cause the formation of Merger Sub 1 under Delaware law and the formation of Merger Sub 2 under Georgia law, in each case, as soon as reasonably practicable after the date of this Agreement, subject to the receipt of any Required Regulatory Approvals.  Immediately following the formation of Merger Sub 1 and Merger Sub 2, the Board of Directors of Parent Bank shall cause Parent Bank, in its capacity as the sole member of Merger Sub 1 and Merger Sub 2, to execute and deliver to Merger Sub 1 and Merger Sub 2 and the Company a written consent adopting this Agreement in accordance with the DGCL, DLLCA and GLLCA.  The exclusive purpose for Merger Sub 1 and Merger Sub 2 shall be to participate in the Transactions.  As soon as reasonably practicable after Merger Sub 1 and Merger Sub 2 are formed, Merger Sub 1 and Merger Sub 2 shall each become a party to this Agreement by signing a joinder hereto in form and substance reasonably acceptable to the Company.  All of the equity interests of Merger Sub 1 and Merger Sub 2 shall at all times from their formation until the Effective Time be owned by Parent Bank.  Neither Merger Sub 1 nor Merger Sub 2 shall have any assets or operations at any time prior to the Effective Time other than in connection with the Transactions.

5.13          Conversion and Onboarding Plan.

(a)          As promptly as practicable after the date hereof, the parties shall establish a steering committee for operational management purposes related to the Conversion and Onboarding (the “Steering Committee”) consisting of representatives designated by each of Parent and the Company.  For purposes of this Agreement, “Conversion and Onboarding” shall mean converting, moving, storing, archiving, adapting or otherwise transferring or facilitating the transfer of any data, information (including accounting information), securities, records and files of the business of the Company and its Subsidiaries from the systems and facilities of the Company and its Subsidiaries to the systems and facilities of Parent and its Affiliates, including the onboarding of customers, clients, Bank Partners, Merchants, sponsors of Merchants, vendors, suppliers, distributors, partners and employees (and compliance with the policies and procedures of Parent and its Affiliates related thereto).  The Steering Committee shall meet regularly at such times as its members shall determine.

(b)          Each of Parent and the Company agree to cooperate to use commercially reasonable efforts to execute and complete the Conversion and Onboarding in an orderly and efficient manner at or shortly after the Effective Time.  Prior to the Effective Time, subject to Section 5.1(d), the Company shall provide commercially reasonable cooperation (including by providing information and assisting with preparing any required filings or applications, as applicable) to Parent on the matters and in the manner set forth on Section 5.13(b) of the Company Disclosure Letter; provided that any failure by the Company or Holdings to comply with this Section 5.13(b) shall not be taken into account for purposes of determining whether the closing conditions set forth in Section 6.2(b) or Section 6.3(b) have been satisfied.

5.14          Treatment of Credit Facility; Warehouse Facility; Standby Facility Commitment Letter.

(a)          If requested by Parent, Holdings shall deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the

Credit Facility, and the repayment in full on the Closing Date of all obligations, and releases of all Liens securing obligations, in respect of the indebtedness thereunder; provided that Parent shall provide any funds required to effect all such repayments at the Closing.  In furtherance and not in limitation of the foregoing, if requested by Parent or Parent Bank, Holdings shall deliver to Parent or Parent Bank (i) at least two business days prior to the Closing Date, copies of a payoff letter and release documentation in final draft form with respect to the Credit Facility in form and substance reasonably satisfactory to Parent and customary for transactions of this type, which payoff letter shall, among other things, include the payoff amount and (ii) on the Closing Date, an executed version of such payoff letter together with the final release documentation.

(b)          If requested by Parent, the Company and Holdings shall cause Warehouse SPV to deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Warehouse Facility, and the repayment in full on the Closing Date of all obligations, and releases of all Liens securing obligations, in respect of the indebtedness thereunder; provided that Parent shall provide any funds required to effect all such repayments at the Closing.  In furtherance and not in limitation of the foregoing, if requested by Parent or Parent Bank, the Company and Holdings shall cause to be delivered to Parent or Parent Bank (i) at least two business days prior to the Closing Date, copies of a payoff letter and release documentation in final draft form with respect to the Warehouse Facility in form and substance reasonably satisfactory to Parent and customary for transactions of this type, which payoff letter shall, among other things, include the payoff amount and (ii) on the Closing Date, an executed version of such payoff letter together with the final release documentation.

(c)          The parties will, and will cause their applicable Affiliates to, comply with (i) the terms of the Standby Facility Commitment Letter, including their obligation to use commercially reasonable efforts to negotiate in good faith and execute definitive documentation for the transactions contemplated by the Standby Facility Commitment Letter as promptly as practicable after the date of this Agreement and (ii) the terms of any definitive documentation entered into in connection therewith.

ARTICLE VI

Conditions to the Mergers

6.1          Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of each party hereto to effect the Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Mergers;

(b)          Required Regulatory Approvals; HSR.  (i) Each of the Required Regulatory Approvals has been obtained and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted; provided that, in each case, no Materially

Burdensome Regulatory Condition shall have been imposed thereon or in connection with any of the foregoing approvals or consents and not withdrawn;

(c)          Required Equityholder Approval.  Each of the Company Stockholder Approval and the Requisite Member Approval shall have been obtained;

(d)          Registration Statement.  The Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or pending or threatened in writing proceedings seeking a stop order; and

(e)          NYSE Listing.  The shares of Parent Common Stock to be issued in the Mergers shall have been authorized for listing on the NYSE, upon official notice of issuance.

6.2          Conditions to the Obligations of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2.  The obligations of Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 to effect the Mergers shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of the Company and Holdings (i) set forth in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in Section 3.2(a) and Section 3.2(d) shall be true and correct in all respects (other than, in each case, de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.1 (in the case of Section 3.1(b), solely with respect to Holdings), Section 3.2 (other than Section 3.2(a) and Section 3.2(d)), Section 3.3 (in the case of Section 3.3(d) and Section 3.3(h), only clause (i)(A) thereof), Section 3.17 and Section 3.23 (x) to the extent qualified or limited as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein, be true and correct in all respects and (y) otherwise, be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) set forth in this Agreement, other than those Sections specifically identified in clauses (i), (ii) or (iii) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company and Holdings by an executive officer of the Company to such effect;

(b)          Compliance with Covenants.  Each of the Company and Holdings shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement and Parent shall have received a certificate signed on behalf of the Company and Holdings by an executive officer of the Company to such effect; and

(c)          TRA Amendment.  The Tax Receivable Agreement, as amended by the TRA Amendment, shall not have been further amended or otherwise modified, and shall be in full force and effect and binding on each party thereto as of the Closing.

6.3          Conditions to the Obligations of the Company and Holdings.  The obligations of the Company and Holdings to effect the Mergers shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent (i) set forth in Section 4.11 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in Section 4.2(a) shall be true and correct in all respects (other than, in each case, de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 4.1, 4.2(b), 4.3 (in the case of Section 4.3(b), only clause (i) thereof) and 4.7 shall (x) to the extent qualified or limited as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, be true and correct in all respects and (y) otherwise, be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) set forth in this Agreement, other than those Sections specifically identified in clauses (i), (ii) or (iii) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

(b)          Compliance with Covenants.  The Parent Entities shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII

Termination

7.1          Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Required Equityholder Approvals:

(a)          by the mutual written consent of the Company and Parent;

(b)          by either of the Company or Parent:

(i)          if the Effective Time shall not have occurred on or prior to April 15, 2022 (as such date may be extended pursuant to Section 8.8, the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.1(b)(i) (it being understood that (A) Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 shall be deemed a single party for purposes of the foregoing proviso and (B) the Company and Holdings shall be deemed a single party for purposes of the foregoing proviso);

(ii)          if any Restraint having the effect set forth in Section 6.1(a) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii)          if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of the Company Stockholder Approval was taken;

(c)          by Parent:

(i)          if either the Company or Holdings shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company or Holdings, as applicable, shall not have cured such breach or failure to perform within the earlier of (x) the Outside Date and (y) 60 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)          if the Board of Directors of the Company or any duly authorized committee thereof shall have made an Adverse Recommendation Change; or

(d)          by the Company, if any of Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, any of Parent, Parent Bank, Merger Sub 1 or Merger Sub 2, as applicable, shall not have cured such breach or failure to perform within the earlier of (x) the Outside Date and (y) 60 days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company or Holdings is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

7.2          Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than 7.2 and 7.3, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Parent Bank, Merger Sub 1, Merger Sub 2, the Company or Holdings or their respective directors, managers, officers and Affiliates, other than pursuant to Section 7.3 (including the limitations on liability set forth therein); provided that no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement or from intentional fraud.

7.3          Termination Fee.  (a) In the event that:

(i)          this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii); provided that (A) at the time of termination none of Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 is then in material breach of its representations, warranties, covenants or agreements under this Agreement such that the closing conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of such date, (B) a bona fide Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and not withdrawn prior to the time this Agreement is terminated and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) in respect of a Takeover Proposal that is subsequently consummated or consummates a Takeover Proposal; provided that, for purposes of clauses (B) and (C) of this Section 7.3(a)(i), the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)          this Agreement is terminated (A) by Parent pursuant to Section 7.1(c)(ii) or (B) by either the Company or Parent pursuant to Section 7.1(b)(iii) if the Board of Directors of the Company or any duly authorized committee thereof shall have made an Adverse Recommendation Change (in each case so long as Parent, Parent

Bank, Merger Sub 1 or Merger Sub 2 was not then in material breach of any of its representations, warranties or covenants in this Agreement);

then, in any such event under clause (i) or (ii) of this Section 7.3(a), the Company shall pay or cause to be paid the Company Termination Fee to Parent or its designee by wire transfer of same-day funds in accordance with the wire instructions designated by Parent for such payment (x) in the case of Section 7.3(a)(ii), within two business days after such termination or (y) in the case of Section 7.3(a)(i), within two business days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $75,000,000.

(b)          Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.8 hereof, in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.3(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent, Parent Bank, Merger Sub 1, Merger Sub 2 or any of their respective former, current or future general or limited partners, stockholders, members, financing sources, managers, directors, officers or Affiliates against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  While Parent may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Company Termination Fee under Section 7.3, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Company Termination Fee, as applicable.

(c)          Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, no party would have entered into this Agreement.  Accordingly, if the Company fails to pay timely any amount due pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences an Action which results in a judgment against the Company for the amount payable to Parent pursuant to this Section 7.3, the Company shall pay to Parent reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such Action, together with interest on the amount so payable at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE VIII

Miscellaneous

8.1          No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

8.2          Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that (i) following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company and (ii) following receipt of the Requisite Member Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Members, in each case, without such approval.

8.3          Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that (i) Parent, Parent Bank, Merger Sub 1 and Merger Sub 2 shall be deemed a single party for purposes of the foregoing proviso and (ii) the Company and Holdings shall be deemed a single party for purposes of the foregoing); provided, however, that (x) following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that would require further approval of the stockholders of the Company or (y) following receipt of the Requisite Member Approval, there shall be no waiver or extension of this Agreement that would require further approval of the Members.  Notwithstanding the foregoing, no failure or delay by the Company, Holdings, Parent, Parent Bank, Merger Sub 1 or Merger Sub 2 in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.4          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned); provided that, subject to Section 5.11(f), the Parent Entities may assign any of their rights, or delegate any of their obligations hereunder to any of their Affiliates.  No assignment by any party, including any assignment permitted pursuant to the proviso in the foregoing sentence, shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.4 shall be null and void.

8.5          Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

8.6          Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for (i) if the Effective Time occurs, the right of the Company’s stockholders and Holdings’ Members to receive the Merger Consideration as provided in Section 2.1; (ii) if the Effective Time occurs, the right of the holders of Equity-Based Awards to receive such amounts as provided for in Article II; (iii) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.6; and (iv) the rights of the Company Related Parties set forth in Section 7.3(b), which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (i) through (iv) above.

8.7          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)          All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 8.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

8.8          Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right the parties would not have entered into this Agreement.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.8 shall not be required to provide any bond or other security in connection with any such order or injunction.  If, prior to the Outside Date, any party hereto brings any action, in each case, in accordance with Section 8.8, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended (x) for the period during which such action is pending, plus 20 business days or (y) by such other time period established by the court presiding over such action, as the case may be.

8.9          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY

AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.9.

8.10          Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, Parent Bank, Merger Sub 1 or Merger Sub 2, to it at:

200 West Street
New York, NY 10282
Attention:	Tom Riggs
Lisa Coar
Email:	tom.riggs@gs.com
lisa.coar@gs.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	Brian E. Hamilton
C. Andrew Gerlach
Email:	hamiltonb@sullcrom.com
gerlacha@sullcrom.com

If to the Company or Holdings, to it at:

GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342
Attention:	Steven E. Fox
Email:	steven.fox@greensky.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Damien R. Zoubek
Robert I. Townsend III
Daniel J. Cerqueira
Email:	dzoubek@cravath.com
rtownsend@cravath.com
dcerqueira@cravath.com

and to:

Troutman Sanders LLP
600 Peachtree Street, Suite 3000
Atlanta, Georgia 30308
Attention:	Brinkley Dickerson
Paul Fancher
Email:	brinkley.dickerson@troutman.com
paul.fancher@troutman.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

8.11          Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

8.12          Definitions.  (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Bank Partners” means the financial institutions that participate in the Program in order to originate consumer loans for customers of Merchants.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in the City of New York, the Secretary of State of Delaware or the Secretary of State of Georgia are authorized or required by Law to be closed.

“CFPB Consent Order” means the Consent Order issued by the Consumer Financial Protection Bureau on July 12, 2021 (File No. 2021-CFPB-0004) with respect to GreenSky, LLC and its subsidiaries, successors and assigns.

“Code” means the Internal Revenue Code of 1986.

“Commonly Controlled Entity” means any person or entity (whether or not incorporated) that, together with the Company or any of its Subsidiaries, is treated as a “single employer” within the meaning of Section 414 of the Code.

“Company Charter Documents” means the Company’s Charter and bylaws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, sub-subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries, including (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase or other equity or equity-based agreement, program or plan, (iv) an individual employment, consulting, change-in-control, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Software” means all Software owned, sold and offered for sale or otherwise distributed or made available by the Company or any of its Subsidiaries.

“Consumer Protection Laws” means, collectively, the Consumer Financial Protection Act of 2010, Public Law 111-203, enacted as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the enumerated consumer laws set forth in 12 U.S.C. Section 5481(12) (including, for the avoidance of doubt, the USA PATRIOT Act of 2001 and the Telephone Consumer Protection Act of 1991); the identity theft red flags provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681m(e); Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45; all state and local consumer protection and unfair or deceptive trade practices Laws, and all other Laws that apply to the Company and its Subsidiaries that have the intent or effect to protect their respective consumer customers against the acts, errors or omissions of Company and its Subsidiaries, and all licensing requirements, regulations, guidelines, policies, and guidance implementing the aforementioned Laws.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, ‘shelter in place,’ ‘stay at home,’ workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, in each case, in connection with or in response to COVID-19.

“Credit Facility” means, collectively, (i) the term loan and revolving loan facilities under the Credit Agreement, dated as of August 25, 2017, among Holdings, as borrower, the other loan parties party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended by Amendment No. 1 thereto, dated as of March 29, 2018, Amendment No. 2 thereto, dated as of June 10, 2020, and as further amended, supplemented or otherwise modified from time to time and (ii) the ISDA 2002 Master Agreement, dated as of July 11, 2019, as amended, supplemented or otherwise modified from time to time, between JPMorgan Chase Bank, National Association and Holdings, related to the loan facilities referred to in clause (i) of this definition.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Equity Plans” means the Company 2018 Omnibus Incentive Compensation Plan and the Holdings Equity Incentive Plan, each as may be amended from time to time.

“Equity-Based Awards” means, collectively, Company Stock Options, Company Restricted Shares and Restricted Units.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agreement” means that certain Exchange Agreement dated May 23, 2018 by and among Holdings, the Company and the Members from time to time party thereto.

“Exchange Documents” means the Holdings Operating Agreement, the Tax Receivable Agreement and the Exchange Agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

 “Holdings Operating Agreement” means the Second Amended and Restated Operating Agreement of Holdings dated May 23, 2018, as it may be amended or restated from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness created, issued or incurred by the Company or any of its Subsidiaries for borrowed money (whether by loan or the issuance and sale of debt securities evidenced by notes, debentures or similar instruments), (b) obligations of the Company or any of its Subsidiaries to pay the deferred purchase or acquisition price for any property of such person, including earn-outs (other than trade payables in the ordinary course of business), (c) obligations of the Company or any of its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) obligations of the Company or any of its Subsidiaries in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of the Company or any of its Subsidiaries, (e) obligations of the Company or any of its Subsidiaries to pay rent or other amounts under leases (or other agreement conveying the right to use) to the extent such obligations are required to be classified and accounted for as capital leases in accordance with GAAP, and (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by the Company or any of its Subsidiaries.

“Intellectual Property” means all rights in and to any and all intellectual property or proprietary rights in any and all jurisdictions, including (a) any patent (including all reissues, divisions, renewals, revisions, substitutes, re-examinations, provisionals, continuations, continuations-in-part and extensions thereof), patent application or invention; (b) any trademark, servicemark, trade name, trade dress, design, business name, brand name, or other indicia of origin, together with the goodwill associated with any of the foregoing, and any application, registration and renewal thereof; (c) any works of authorship, Software, data, database rights, copyrights, copyright applications and registration thereof; (d) any internet domain name; and (e) any trade secret, confidential know-how, or other confidential and proprietary information.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“IRS” means the Internal Revenue Service.

“IT Assets” means computer and other information technology systems, including hardware, Software, computer systems, databases and documentation, reference and resource materials relating thereto.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 8.12(b) of the Company Disclosure Letter.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, event, circumstance, condition, development or occurrence that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance, condition, development or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur:  any effect, change, event, circumstance, condition, development or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.3(d), 3.3(h) and 3.5), including the impact thereof on relationships, contractual or otherwise, with Bank Partners, other funding sources or purchasers of receivables related to, or economic participations in, loans originated by Bank Partners through the Program, Merchants, sponsors of Merchants, consumers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, casualty events, force majeure events or other comparable events, (5) any action taken by the Company or its Subsidiaries that is expressly required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (6) any change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8) hereof) is a Material Adverse Effect), (9) any changes with respect to relationships, contractual or otherwise, with Bank Partners or (10) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof by any Governmental Authority following the date of this Agreement; provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(3), (4) or (10) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merchants” mean the manufacturers, dealers, merchants, providers, distributors, retailers, contractors or installers of goods or services that participate in the Program.

“Merger Consideration Value” means the product obtained by multiplying (i) the Exchange Ratio by (ii) the Parent Closing Price.

“Open Source Software” means any computer software program whose source code is published or made available as “open source software,” “free software,” “copyleft,” or any similar licensing or distribution model, including under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Owned Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Closing Price” means the closing price on the NYSE, as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Parent Common Stock on the last trading day immediately preceding the Closing Date.

“Parent Material Adverse Effect” means any effect, change, event, circumstance, condition, development or occurrence that has a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance, condition, development or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur:  any effect, change, event, circumstance, condition, development or occurrence (A) generally affecting (1) the industries in which Parent and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 4.3(b) and 4.4), including the impact thereof on relationships, contractual or otherwise, with consumers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, casualty events, force majeure events or other comparable events, (5) any action taken by Parent or its Subsidiaries that is expressly required by this Agreement or with the Company’s written consent or at the Company’s written request, or the failure to take any action by Parent or its Subsidiaries if that action is prohibited by this Agreement, (6) any change in Parent’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of Parent, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8) hereof) is a Parent Material Adverse Effect) or (9) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof by any Governmental Authority following the date of this Agreement; provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(3), (4) or (9) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which Parent and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (iv) licenses granted to third parties in the ordinary course of business, (v) Liens discharged at or prior to the Effective Time, (vi) Liens in favor of Bank Partners to confirm ownership of originated receivables, (vii) Liens in favor of purchasers of loans originated by Bank Partners through the Program, or of receivables related to, or economic participations in, loans originated by Bank Partners through the Program to confirm ownership of such loans, receivables or economic participations and related rights, (viii) Liens arising under the Credit Facility or the Warehouse Facility, and (ix) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means any data or information in any media that identifies or could reasonably be used to identify a particular individual and any other data or information that constitutes personal data or personal information under any applicable Law, including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Authority-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, biometric data, medical or health information, and credit card or other financial information (including bank account information).

“PPP Loans” means any loans made to the Company, Holdings or any of their Affiliates under the U.S. Paycheck Protection Program pursuant to the CARES Act, and all references to the PPP Loans shall include all amounts owed to the lender related thereto, including principal, interest, costs, fees and expenses.

“Program” is the consumer lending program administered by the Company and its Subsidiaries, on behalf of and at the direction, and under the control, of Bank Partners, pursuant to which such Bank Partners make consumer loans to customers of Merchants to finance their purchases of goods or services from such Merchants.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and material registered domain names that are owned by the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity (including any predecessor thereof) (i) of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or manager.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement dated May 23, 2018 by and among the Company, Holdings, GreenSky, LLC and the beneficiaries party thereto, as may be amended from time to time.

“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all taxes, imposts, levies or other like assessments or charges, in each case in the nature of a tax, including income, gross receipts, corporation, value-added, net worth, capital gains, documentary, recapture, alternative or add-on minimum, recording exercise, real property, personal property, sales, use, transfer, withholding, social security, business license, payroll, profits, stamp, occupation, customs duties, franchise, and estimated taxes, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

“TRA Amendment” means that certain amendment to the Tax Receivable Agreement that has been delivered to Parent.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers.

“Warehouse Facility” means (i) the asset-backed revolving loan facility under the Warehouse Credit Agreement, dated as of May 11, 2020, among Warehouse SPV, as borrower, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended by Amendment No. 1 thereto, dated as of July 24, 2020, Amendment No. 2 thereto, dated as of December 1, 2020, Amendment No. 3 thereto, dated as of December 18, 2020, and as further amended, supplemented or otherwise modified from time to time, and (ii) the ISDA Master Agreement, dated as of January 21, 2021, as amended, supplemented or otherwise modified from time to time, between JPMorgan Chase Bank, National Association and Warehouse SPV, related to the loan facility referred to in clause (ii) of this definition.

“Warehouse SPV” means GS Investment I, LLC.

The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section

$8.16(a)
Acceptable Confidentiality Agreement	5.2(g)
Action	3.9
Adverse Recommendation Change	5.2(d)
Agreement	Preamble
Announcement	5.4
Anti-Money Laundering Laws	3.10(c)
Antitrust Laws	5.3(d)
Balance Sheet Date	3.6(c)
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Share	2.1(a)(iii)
Capitalization Date	3.2(a)
CARES Act	3.27
Certificate of Company Merger	1.3(a)(i)

Certificate of Holdings Merger	1.3(a)(ii)
Charter	Recitals
Closed Period	5.11(a)
Closing	1.2
Closing Date	1.2
Common Units	Recitals
Company	Preamble
Company Board Recommendation	Recitals
Company Class A Common Stock	Recitals
Company Class B Common Stock	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employees	3.13(b)
Company Merger	Recitals
Company Merger Effective Time	1.3(a)(i)
Company Preferred Shares	3.2(a)
Company Related Parties	7.3(b)
Company Restricted Share	2.3(b)
Company SEC Documents	3.6(a)
Company Securities	3.2(b)
Company Stock Option	2.3(a)
Company Stockholder Approval	3.3(c)
Company Stockholders’ Meeting	5.10(b)
Company Termination Fee	7.3(a)
Company 401(k) Plan	5.7(f)
Confidentiality Agreement	5.5
Consenting Members	Recitals
Continuing Employee	5.7(a)
Contract	3.3(d)
Conversion and Onboarding	5.13(a)
DGCL	Recitals
DLLCA	Recitals
DOJ	5.3(e)
dollars	8.16(a)
DTC	2.2(b)(iii)
Effective Time	1.3(a)(ii)
Environmental Laws	3.14
Exchange Act	3.5
Exchange Agent	2.2(a)
Exchange Agent Agreement	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(iii)
FCPA	3.10(b)
Filed SEC Documents	Article III
Founder	Recitals
FTC	5.3(e)

GLLCA	Recitals
Holdback Agreement	Recitals
Holdback Shares	2.7
Holdings	Preamble
Holdings Merger	Recitals
Holdings Merger Effective Time	1.3(a)(ii)
Holdings Securities	3.2(e)
Indemnitee	5.6(a)
Indemnitees	5.6(a)
Intervening Event	5.2(j)
Judgment	3.9
Laws	3.10
Malicious Code	3.16(b)
Material Contract	3.19(a)
Materially Burdensome Regulatory Condition	5.3(g)
Member	Recitals
Members’ Consent	Recitals
Merger Consideration	2.1(a)(iii)
Merger Sub 1	Recitals
Merger Sub 2	Recitals
Mergers	Recitals
NASDAQ	3.5
NYSE	3.5
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Bank	Preamble
Parent Common Stock	Recitals
Parent Entities	Preamble
Parent Equity Awards	4.2(a)
Parent Filed SEC Documents	Article IV
Parent Nonvoting Common Stock	4.2(a)
Parent Preferred Stock	4.2(a)
Parent Restricted Shares	2.3(c)
Parent RSUs	4.2(a)
Parent SEC Documents	4.5(a)
Parent Securities	4.2(b)
Parent SIP	4.2(a)
Parent 401(k) Plans	5.7(f)
Partnership Subsidiaries	3.11(o)
Permits	3.10(a)
Premium Cap	5.6(b)
Privacy Obligations	3.16(a)
Proxy Statement	5.10(a)
Registration Statement	5.10(a)
Required Equityholder Approvals	3.3(g)
Required Regulatory Approvals	5.3(c)

Requisite Member Approval	3.3(g)
Restraints	6.1(a)
Restricted Unit	2.3(d)
SEC	3.5
Secretary of State of Delaware	1.3(a)(i)
Secretary of State of Georgia	1.3(a)(ii)
Section 409A	2.4
Securities Act	2.3(f)
Share Certificate	2.1(a)(iii)
Standby Facility Commitment Letter	Recitals
Steering Committee	5.13(a)
Stub Period	5.11(a)
Superior Proposal	5.2(i)
Surviving LLC 1	1.1(a)
Surviving LLC 2	1.1(b)
Takeover Law	3.17(b)
Takeover Proposal	5.2(h)
Voting Agreement	Recitals

8.13          Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

8.14          Performance Guaranty.  Parent Bank hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub 1 and Merger Sub 2 under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by Surviving LLC 1 and Surviving LLC 2.

8.15          Confidential Supervisory Information.  Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law.  To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

8.16          Interpretation.

(a)          When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or

“including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the datasite hosted by Intralinks, Inc. by or on behalf of the Company or (B) delivered in person or electronically to Parent or its respective Representatives.  The words “ordinary course of business” or “consistent with past practice”, when used in this Agreement, shall be deemed to include actions taken in good faith by the Company or a Subsidiary of the Company in response to COVID-19 or  COVID-19 Measures, taking into account actions taken by other similarly situated companies in response thereto.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.  The term “beneficial ownership” has the meaning ascribed to such term Rule 13d-3 of the Exchange Act, and the terms “beneficially own”, “beneficially owned” and “beneficial owner” each have a correlative meaning.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The occurrence of any effect, change, event, circumstance, condition, development or occurrence set forth in clause (B)(2) of the definition of Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

(b)          The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

THE GOLDMAN SACHS GROUP, INC.,

by
/s/ Russ Hutchinson
	Name:	Russ Hutchinson
	Title:	Chief Strategy Officer

GOLDMAN SACHS BANK USA,

by
/s/ Elizabeth Hammack
	Name:	Elizabeth Hammack
	Title:	Chief Executive Officer

GREENSKY, INC.,

by
/s/ David Zalik
	Name:	David Zalik
	Title:	Chief Executive Officer

GREENSKY HOLDINGS, LLC,

by
/s/ David Zalik
	Name:	David Zalik
	Title:	Chief Executive Officer